acom

ACOM CO., LTD.
1-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-8307 JAPAN

[redacted]

October 9, 2008

File No. 82-4121
Securities and Exchange Comm...
100 F Street, N.E.
Washington D.C. 20549

Re: ACOM CO., LTD. - Rule12g3-2(b)

Dear Sir / Madam,

In order for us to comply with the requirements of Rule 12g3-2(b), we, ACOM CO., LTD. (the "Company"), enclose herewith Exhibits 1 through 14, as listed in the attached sheet, English translations and brief descriptions in English of the documents which were published by the Company during the period from July 1, 2008 to October 9, 2008, which are the documents of the Company required to be furnished to the Securities and Exchange Commission in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries in English and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

ACOM CO., LTD.

By S. Miyakawa

Name : Satoru Miyakawa
Title : Chief General Manager,
General Affairs Dept.

10/23

List of material information made public in Japan from July 1, 2008 to October 9, 2008

	Date	Descriptions	Information* provided to
Exhibit 1	August 7, 2008	Data Book (The First Quarter Report for the Fiscal Year Ending March, 2009) (English translation)	Public, TSE
Exhibit 2	August 7, 2008	Brief Statement of First Quarter Financial Results for the Fiscal Year Ending March 2009 (English translation)	Public, TSE
Exhibit 3	August 13, 2008	Quarterly Report (Brief description in English)	DKLFB, TSE
Exhibit 4	August 13, 2008	Certification on the Adequacy of Disclosure in Quarterly Report (English translation)	DKLFB, TSE
Exhibit 5	August 13, 2008	Amendment to the Shelf Registration Statement (Brief description in English)	DKLFB, TSE
Exhibit 6	September 8, 2008	Securities Registration Statement dated September 8, 2008, as amended by Amendment to Securities Registration Statement dated September 11, 2008 (Brief description in English)	DKLFB, TSE
Exhibit 7	September 8, 2008	ACOM CO., LTD., Mitsubishi UFJ Financial Group, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd. to Further Strengthen Business and Capital Alliance (English translation)	Public, TSE
Exhibit 8	September 8, 2008	ACOM CO., LTD., Mitsubishi UFJ Financial Group, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd. to Further Strengthen its Business and Capital Alliance [Supplementary Material] (English translation)	Public
Exhibit 9	September 8, 2008	Notification of Issuance of New Shares by way of Third-Party Allotment	Public, TSE

		(English translation)	
Exhibit 10	September 8, 2008	Notification of Opinion Concerning Tender Offer by Mitsubishi UFJ Financial Group, Inc. for Shares of ACOM (English translation)	Public, TSE
Exhibit 11	September 11, 2008	Amendment to Annual Securities Report for the 30 th Fiscal Year (Brief description in English)	DKLFB, TSE
Exhibit 12	September 11, 2008	Amendment to Annual Securities Report for the 31st Fiscal Year (Brief description in English)	DKLFB, TSE
Exhibit 13	September 11, 2008	Amendment to the Shelf Registration Statement (Brief description in English)	DKLFB, TSE
Exhibit 14	September 16, 2008	Opinion Statement Report Concerning Take-Over Bid (Brief description in English)	DKLFB, TSE

* "TSE" means the Tokyo Stock Exchange, Inc., on which the shares of the Company are listed.

"DKLFB" means the Director-General of the Kanto Local Finance Bureau.

DATA BOOK

The First Quarter Report for The Fiscal Year Ending March, 2009

ACOM CO., LTD.

2008/08
August 2008
Code No. 8572

Notes to DATA BOOK

Notes:1. Forward Looking Statements

The figures contained in this DATA BOOK with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on *management's assumptions and belief in light of the information currently available to it and involve risks and* uncertainties and actual results may differ from those in the forward-looking statements as results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the fluctuations in number of cases of claims from and the amount paid to customers who claim us to reimburse the portion of interest in excess of the interest ceiling as specified in the Interest-Rate Restriction Law, the level of interest rates paid on the ACOM's debt and legal limits on interest rates charged by ACOM.

:2. All amounts less than one million have been truncated. Percentage figures have been as a result of rounding.

:3. The average balance of unsecured loans for consumers per account in the amount of five hundred yen or more has been rounded upward to the nearest one thousand yen, and that the amounts of adjusted per share data have been as a result of rounding.

:4. The total amounts shown in the tables may do not necessarily aggregate up with the sums of the individual amounts.

:5. Estimated growth ratio from year to year have been calculated based on the amount in yen.

:6. The term "non-interest-bearing balance" refers to fractional balances that arise when loan balances paid back by ATM remittance and other means are less than 1,000 yen. From October 2000, non-interest bearing balance and number of accounts are included in the receivables outstanding and number of customer accounts.

:7. "-" in percentage change is displayed in case of the followings;
- the figures in a series of two terms are changed from positive to negative, or from negative to positive
- both figures in a series of two terms are negaive
- percentage change exceeds 1,000%

:8. "(E)" indicates estimates.

:9. "yoy p.p." indicates year on year percentage point.

:10. "C.R." indicates composition ratio.

1.Consolidated Subsidiaries

[Domestic] Consolidated Subsidiaries: 16 (including 6 Investment Partnerships)

Name of company	Equity owned by ACOM	Summary of business
DC Cash One Ltd.	54.73%	Loan and credit guarantee business
AFRESH CREDIT CO., LTD.	100%	Installment sales finance business
IR Loan Servicing, Inc.	100%	Loan servicing business
Yugensekinin-Chukanhojin Mirai Capital	0% (100%)	Loan servicing business(Special Purpose Company)
Power Investments LLC	0% (100%)	Loan servicing business(Special Purpose Company)
RELATES CO., LTD.	100%	Entrusted call center functions business from banks
AC Ventures Co., Ltd.	100%	Development, investment, promotion and support of venture campanies
ACOM RENTAL CO., LTD.	100%	Comprehensive rental business
JLA INCORPORATED	100%	Interior design, construction of service outlets, real estate management, and maintenance of buildings and other properties
AB PARTNER CO., LTD.	95%	Entrusted back-office services and insurance agency business

[Overseas] Consolidated Subsidiaries: 3

Name of company	Equity owned by ACOM	Summary of business
EASY BUY Public Company Limited	49%	Hire purchase and unsecured loan business in Kingdom of Thailand
PT. BANK NUSANTARA PARAHYANGAN Tbk.	55.68%	Banking business in Republic of Indonesia
ACOM (U.S.A.) INC.	100%	—

Note: :1. Figures in parentheses are indirect ownership by ACOM CO., LTD.
:2. ACOM (U.S.A.) INC. suspended its operation; therefore, its summary of business is omitted above.

2. Income and Expenses (Consolidated)

(Millions of yen)

			2008/3					2009/3							
	2007/3	yoy %	2007/6	2007/9	2007/12	2008/3	yoy %	2008/6	yoy %	2008/9	yoy %	2008/12	yoy %	2009/3(E)	yoy %
Operating Revenue	423,652	-4.9	99,060	196,654	288,762	379,706	-10.4	85,400	-13.8					325,000	-14.4
Operating Expenses	508,755	51.8	78,521	147,255	209,316	298,054	-41.4	59,990	-23.6					270,400	-9.3
Financial Expenses	20,705	-0.0	5,374	10,588	15,697	20,892	0.9	5,551	3.3					24,800	18.7
Provision of Allowance for Doubtful Accounts	137,595	17.5	40,024	66,493	90,726	115,848	-15.8	20,450	-48.9					104,300	-10.0
Provision for Loss on Interest Repayment	200,147	437.6	-	-	-	19,620	-90.2	-	-					-	-
Operating Income	-85,102	-	20,539	49,398	79,445	81,651	-	25,410	23.7					54,600	-33.1
Non-operating Income	3,346	21.3	813	1,198	1,468	1,753	-47.6	785	-3.4					1,600	-8.7
Non-operating Expenses	187	33.5	11	136	139	284	51.9	46	295.8					0	-100.0
Ordinary Income	-81,944	-	21,341	50,460	80,774	83,120	-	26,149	22.5					56,200	-32.4
Extraordinary Income	252	-38.7	2,945	3,498	3,968	3,975	-	648	-78.0					-	-
Extraordinary Loss	350,871	-	526	17,474	19,825	23,719	-93.2	85	-83.7					700	-97.0
Income Before Income Taxes	-432,563	-	23,759	36,483	64,917	63,376	-	26,711	12.4					55,500	-12.4
Net Income	-437,972	-	13,268	24,845	37,745	35,406	-	20,029	51.0					43,300	22.3

Note: Provision for Loss on Interest Repayment represents the sum of Interest Repayments, ACOM's Voluntary Waiver of Repayments accompanied with Interest Repayments and Increase or Decrease in Provision for Loss on Interest Repayment.

3. Operating Revenue by Segment (Consolidated)

(Millions of yen)

			2008/3					2009/3							
	2007/3	yoy %	2007/6	2007/9	2007/12	2008/3	yoy %	2008/6	yoy %	2008/9	yoy %	2008/12	yoy %	2009/3(E)	yoy %
Operating Revenue	423,652	-4.9	99,060	196,654	288,762	379,706	-10.4	85,400	-13.8					325,000	-14.4
Loan Business	374,590	-5.5	87,680	173,275	254,121	331,476	-11.5	73,416	-16.3					273,100	-17.6
ACOM CO., LTD.	348,519	-6.9	80,159	157,545	230,782	298,887	-14.2	65,066	-18.8					240,600	-19.5
DC Cash One Ltd.	13,220	16.4	3,436	6,892	10,350	13,719	3.8	3,338	-2.9					13,400	-2.3
EASY BUY Public Company Limited	12,850	17.9	4,084	8,836	12,987	18,869	46.8	5,010	22.7					19,100	1.2
AFRESH CREDIT CO., LTD.	0	-76.8	-	-	-	-	-	-	-					-	-
Credit Card Business	6,128	-5.2	1,462	2,831	4,168	5,437	-11.3	1,263	-13.6					4,500	-17.2
ACOM CO., LTD.	6,054	-5.3	1,444	2,794	4,114	5,367	-11.3	1,250	-13.4					4,500	-16.2
AFRESH CREDIT CO., LTD.	74	3.2	18	36	53	69	-7.1	13	-27.3					0	-100.0
Installment Sales Finance Business	10,106	-31.9	2,119	4,198	5,840	7,682	-24.0	1,391	-34.4					5,500	-28.4
ACOM CO., LTD.	3,811	-34.3	-	-	-	-	-	-	-					-	-
EASY BUY Public Company Limited	5,072	-25.0	1,232	2,474	3,287	4,281	-15.8	642	-47.9					2,400	-43.9
AFRESH CREDIT CO., LTD.	1,222	-46.3	886	1,723	2,553	3,401	178.2	748	-15.6					3,100	-8.9
Guarantee Business	9,244	39.0	2,455	5,169	7,743	10,565	14.3	2,738	11.5					12,900	22.1
ACOM CO., LTD.	7,071	13.2	1,719	3,722	5,501	7,532	6.5	1,899	10.5					9,000	19.5
DC Cash One Ltd.	2,172	434.7	736	1,447	2,242	3,033	39.6	839	14.0					3,900	28.6
Loan Servicing Business	13,827	-2.1	3,518	7,832	11,319	17,026	23.1	4,040	14.8					17,200	1.0
Rental Business	4,489	4.0	1,048	2,174	3,384	4,600	2.5	1,075	2.5					4,900	6.5
Others	5,265	105.9	775	1,171	2,183	2,917	-44.6	582	-24.8					2,800	-4.0
Other Financial Businesses	2,581	679.8	288	431	674	993	-61.5	247	-14.2					1,400	41.0
Banking Business	-	-	-	-	-	-	-	892	-					4,100	-

Notes 1. AFRESH CREDIT CO., LTD.(formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.
: 2. ACOM CO., LTD. acquired 55.41% of issued shares of Pt. BANK NUSANTARA PARAHYANGAN Tbk. and made it a consolidated subsidiary on December 17, 2007.
The ownership ratio at the end of March, 2008 is 55.68%.

4. Receivables Outstanding by Segment (Consolidated)

	2007/3	yoy %	2008/3: 2007/6	2007/9	2007/12	2008/3	yoy %	2009/3: 2008/6	yoy %	ytd %	2008/9	yoy %	2008/12	yoy %	2009/3(E)	yoy %
Receivables Outstanding (Millions of yen)	1,759,927	-5.0	1,714,088	1,682,657	1,624,905	1,612,556	-8.4	1,551,944	-9.5	-3.8					1,490,400	-7.6
Loan Business	1,632,310	-4.2	1,590,705	1,561,499	1,509,841	1,480,917	-9.3	1,429,366	-10.1	-3.5					1,375,100	-7.1
ACOM CO., LTD.	1,494,399	-6.4	1,445,140	1,406,946	1,356,506	1,318,781	-11.8	1,279,670	-11.5	-3.0					1,214,200	-7.9
AFRESH CREDIT CO., LTD.	-	-	-	-	-	-	-	-	-	-					-	-
EASY BUY Public Company Limited	49,918	68.8	56,938	65,406	65,565	74,735	49.7	63,588	11.7	-14.9					72,300	-3.3
DC Cash One Ltd.	82,698	11.5	82,888	82,993	81,651	81,161	-1.9	79,858	-3.7	-1.6					81,600	0.5
Credit Card Business	44,842	-6.8	43,493	41,710	39,854	38,126	-15.0	36,640	-15.8	-3.9					30,200	-20.8
ACOM CO., LTD.	44,268	-6.9	42,920	41,174	39,346	37,682	-14.9	36,267	-15.5	-3.8					30,000	-20.4
AFRESH CREDIT CO., LTD.	568	-0.4	572	535	507	443	-21.6	372	-34.9	-16.0					200	-54.9
Installment Sales Finance Business	56,986	-31.6	54,616	52,146	47,987	42,795	-24.9	39,492	-27.7	-7.7					41,300	-3.5
ACOM CO., LTD.	32,147	-29.8	-	-	-	-	-	-	-	-					-	-
AFRESH CREDIT CO., LTD.	9,503	-45.2	39,543	37,034	35,822	32,656	243.6	32,940	-16.7	0.9					35,400	8.4
EASY BUY Public Company Limited	15,335	-24.2	15,072	15,111	12,165	10,138	-33.9	6,551	-56.5	-35.4					5,900	-41.8
Loan Servicing Business	25,788	48.0	25,273	27,301	27,221	30,638	18.8	27,834	10.1	-9.2					22,300	-27.2
Banking Business	-	-	-	-	-	20,078	-	18,610	-	-7.3					21,500	7.1
Guaranteed Receivables	105,977	17.9	109,940	113,317	116,177	120,639	13.8	127,641	16.1	5.8					172,400	42.9
ACOM CO., LTD.	96,850	8.0	97,246	97,855	97,180	100,633	3.9	104,500	7.5	3.8					135,300	34.4
DC Cash One Ltd.	9,126	-	12,694	15,461	18,997	20,005	119.2	23,141	82.3	15.7					37,100	85.5

Notes 1.AFRESH CREDIT CO., LTD.(formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.
: 2. ACOM CO., LTD. acquired 55.41% of issued shares of Pt. BANK NUSANTARA PARAHYANGAN Tbk. and made it a consolidated subsidiary on December 17, 2007.
The ownership ratio at the end of March, 2008 is 55.68%.

5. Number of Customer Accounts by Segment (Consolidated)

	2007/3	yoy %	2008/3: 2007/6	2007/9	2007/12	2008/3	yoy %	2009/3: 2008/6	yoy %	ytd %	2008/9	yoy %	2008/12	yoy %	2009/3(E)	yoy %
Loan Business	3,435,586	-0.4	3,369,885	3,334,656	3,271,619	3,208,872	-6.6	3,154,785	-6.4	-1.7					3,212,000	0.1
ACOM CO., LTD.	2,682,160	-6.2	2,594,223	2,523,758	2,445,393	2,374,759	-11.5	2,310,178	-10.9	-2.7					2,177,100	-8.3
AFRESH CREDIT CO., LTD.	-	-	-	-	-	-	-	-	-	-					-	-
EASY BUY Public Company Limited	556,344	35.6	577,179	612,316	629,698	638,291	14.7	650,749	12.7	2.0					839,000	31.4
DC Cash One Ltd.	182,878	6.2	183,318	182,721	180,934	180,085	-1.5	178,435	-2.7	-0.9					177,900	-1.2
Credit Card Business	1,181,806	-6.2	1,108,324	1,021,168	947,226	871,773	-26.2	791,830	-28.6	-9.2					620,800	-28.8
ACOM CO., LTD.	1,175,910	-6.2	1,102,648	1,015,694	941,939	866,958	-26.3	787,597	-28.6	-9.2					616,000	-28.9
AFRESH CREDIT CO., LTD.	5,701	-0.1	5,676	5,474	5,287	4,814	-15.6	4,232	-25.4	-12.1					4,800	-0.3
Installment Sales Finance Business	421,554	-37.2	410,802	391,131	363,429	313,664	-25.6	278,010	-32.3	-11.4					288,300	-8.1
ACOM CO., LTD.	147,433	-28.4	-	-	-	-	-	-	-	-					-	-
AFRESH CREDIT CO., LTD.	57,840	-39.8	193,030	179,743	175,024	159,260	175.3	155,589	-19.4	-2.3					159,300	0.0
EASY BUY Public Company Limited	216,281	-41.5	217,772	211,388	188,405	154,404	-28.6	122,421	-43.8	-20.7					129,000	-16.5
Loan Servicing Business	226,271	12.8	236,274	268,995	329,970	227,587	0.6	235,220	-0.4	3.4					-	-
Banking Business	-	-	-	-	-	4,001	-	3,843	-	-3.9					-	-

Notes 1. Loan Business: Number of customer accounts with outstanding that includes non-interest-bearing balance.
: 2. Credit Card Business: Number of cardholders.
: 3. Installment Sales Finance Business: Number of contracts with receivables outstanding.
: 4. Loan Servicing Business: Number of accounts for purchased loans.
: 5. AFRESH CREDIT CO., LTD.(formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.
: 6. ACOM CO., LTD. acquired 55.41% of issued shares of Pt. BANK NUSANTARA PARAHYANGAN Tbk. and made it a consolidated subsidiary on December 17, 2007.
The ownership ratio at the end of March, 2008 is 55.68%.

6. Income and Expenses (ACOM)

(Millions of yen)

	2007/3	yoy %	2008/3 2007/6	2007/9	2007/12	2008/3	yoy %	2009/3 2008/6	yoy %	2008/9	yoy %	2008/12	yoy %	2009/3(E)	yoy %
Operating Revenue	370,769	-6.5	84,639	166,528	244,603	317,116	-14.5	69,332	-18.1					258,300	-18.5
Operating Expenses	459,762	58.3	65,317	119,285	167,271	236,956	-48.5	44,970	-31.2					208,700	-11.9
Financial Expenses	16,928	-6.9	4,209	8,207	12,152	15,944	-5.8	3,754	-10.8					17,100	7.3
Cost of Goods Sold	1,223	-	246	246	606	606	-50.5	-	-					-	-
Provision of Allowance for Doubtful Accounts	129,056	19.3	37,329	60,365	80,086	100,760	-21.9	16,985	-54.5					89,200	-11.5
Bad Debts Expenses	97,097	-9.5	31,672	57,949	85,922	111,667	15.0	24,144	-23.8					98,400	-13.7
Increase or Decrease in Allowance for Accounts Receivable-operating Loans	31,618	-	5,297	2,436	-5,636	-10,726	-133.9	-7,179	-235.5					-8,000	-
Increase or Decrease in Provision for Loss on Guarantees	340	-24.4	360	-20	-200	-180	-152.9	20	-94.4					800	-
Provision for Loss on Interest Repayment	200,147	437.6	-	-	-	19,620	-90.2	-	-					-	-
Interest Repayment	42,266	212.4	18,460	36,397	56,822	75,981	79.8	19,971	8.2					-	-
Bad Debts Expenses (ACOM's Voluntary Waiver of Repayments)	41,880	-	15,745	29,569	44,746	58,838	40.5	14,792	-6.0					-	-
Increase or Decrease in Provision for Loss on Interest Repayment	116,000	389.5	-34,205	-65,966	-101,568	-115,200	-199.3	-34,764	-					-121,800	-
Loss on Sales of Accounts Receivable-operating Loans	-	-	-	4,285	6,265	7,654	-	1,435	-					8,000	4.5
Other Operating Expenses	112,406	-11.4	23,532	46,181	68,161	92,369	-17.8	22,795	-3.1					94,400	2.2
Operating Income	-88,992	-	19,321	47,242	77,332	80,159	-	24,361	26.1					49,600	-38.1
Non-operating Income	3,046	37.5	1,045	1,693	2,266	2,804	-7.9	1,022	-2.2					2,400	-14.4
Non-operating Expenses	236	42.8	8	145	140	645	172.5	15	75.5					0	-100.0
Ordinary Income	-86,183	-	20,358	48,790	79,458	82,319	-	25,368	24.6					52,000	-36.8
Extraordinary Income	269	-44.9	2,945	3,496	3,966	3,973	-	648	-78.0					-	-
Extraordinary Loss	350,835	-	572	17,453	19,819	27,690	-92.1	84	-85.3					700	-97.5
Income Before Income Taxes	-436,749	-	22,730	34,834	63,605	58,601	-	25,932	14.1					51,300	-12.5
Income Taxes-current	16,353	-63.5	30	65	110	150	-99.1	45	50.0					100	-33.3
Income Taxes for Prior Periods	-	-	7,320	9,060	9,060	9,060	-	-	-					-	-
Income Taxes-deferred	-13,638	-	745	-148	15,263	15,873	-	6,033	708.9					9,400	-40.8
Net Income	-439,463	-	14,635	25,857	39,172	33,518	-	19,853	35.7					41,800	24.7

7. Operating Revenue by Category (ACOM)

(Millions of yen)

	2007/3	yoy %	2008/3 2007/6	2007/9	2007/12	2008/3	yoy %	2009/3 2008/6	yoy %	2008/9	yoy %	2008/12	yoy %	2009/3(E)	yoy %
Operating Revenue	370,769	-6.5	84,639	166,528	244,603	317,116	-14.5	69,332	-18.1					258,300	-18.5
Interest on Operating Loans	342,908	-6.7	78,514	154,323	226,063	292,860	-14.6	63,304	-19.4					235,800	-19.5
Credit Card Revenue	5,770	-6.0	1,333	2,624	3,866	5,043	-12.6	1,128	-15.4					4,100	-18.7
Per-item Revenue	3,492	-37.1	-	-	-	-	-	-	-					-	-
Revenue from Credit Guarantee	10,869	14.5	2,679	5,645	8,386	11,363	4.6	2,775	3.6					12,400	9.1
Net Sales of Goods	722	-	171	171	654	654	-9.4	-	-					-	-
Others	7,005	-10.5	1,941	3,763	5,632	7,193	2.7	2,123	9.4					6,000	-16.6

Note: AFRESH CREDIT CO., LTD.(formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

8. Operating Expenses (ACOM)

(Millions of yen)

	2007/3	yoy %	2008/3: 2007/6	2007/9	2007/12	2008/3	yoy %	2009/3: 2008/6	yoy %	2008/9	yoy %	2008/12	yoy %	2009/3(E)	yoy %
Operating Expenses	459,762	58.3	65,317	119,285	187,271	236,956	-48.5	44,970	-31.2					208,700	-11.9
Financial Expenses	16,928	-6.9	4,209	8,207	12,152	15,944	-5.8	3,754	-10.8					17,100	7.3
Cost of Goods Sold	1,223	-	246	246	606	606	-50.5	-	-					-	-
Provision of Allowance for Doubtful Accounts	129,056	19.3	37,329	60,365	80,086	100,760	-21.9	16,985	-54.5					89,200	-11.5
Bad Debts Expenses	97,097	-9.5	31,672	57,949	85,922	111,667	15.0	24,144	-23.8					96,400	-13.7
Increase or Decrease in Allowance for Accounts Receivable-operating Loans	31,618	-	5,297	2,436	-5,636	-10,726	-133.9	-7,179	-235.5					-8,000	-
Increase or Decrease in Provision for Loss on Guarantees	340	-24.4	360	-20	-200	-180	-152.9	20	-94.4					800	-
Provision for Loss on Interest Repayment	200,147	437.6	-	-	-	19,620	-90.2	-	-					-	-
Interest Repayment	42,266	212.4	18,460	36,397	56,822	75,981	79.8	19,971	8.2					-	-
Bad Debts Expenses (ACOM's Voluntary Waiver of Repayments)	41,880	-	15,745	29,569	44,746	58,838	40.5	14,792	-6.0					-	-
Increase or Decrease in Provision for Loss on Interest Repayment	116,000	389.5	-34,205	-65,966	-101,568	-115,200	-199.3	-34,764	-					-121,800	-
Loss on Sales of Accounts Receivable-operating Loans	-	-	-	4,285	6,265	7,654	-	1,435	-					8,000	4.5
Other Operating Expenses	112,406	-11.4	23,532	46,181	68,161	92,369	-17.8	22,795	-3.1					94,400	2.2
Personal Expenses	30,442	-12.6	-	11,409	-	23,053	-24.3	6,061	-					24,500	6.3
Advertising Expenses	10,875	-32.4	-	5,626	-	9,717	-10.6	2,197	-					8,500	-12.5
Administrative Expenses	14,122	-3.9	-	6,187	-	12,387	-12.3	2,894	-					12,500	0.9
Computer Expenses	20,266	5.3	-	9,028	-	19,516	-3.7	5,226	-					20,000	2.5
Fees	17,296	3.7	-	7,700	-	15,579	-9.9	3,440	-					15,400	-1.1
Insurance Expenses	3,744	-50.6	-	0	-	1	-100.0	0	-					0	-100.0
Depreciation	2,394	-5.2	-	998	-	2,001	-16.4	429	-					1,800	-10.0
Taxes and Other Public Charges	5,630	-7.8	-	2,480	-	4,725	-16.1	1,117	-					4,800	1.6
Enterprise Tax (Pro forma standard taxation)	625	-33.5	-	200	-	380	-39.2	60	-					400	5.3
Others	7,008	-14.8	-	2,550	-	5,007	-28.6	1,368	-					6,500	29.8

Note: Following the change of the method to calculate "Provision for Loss on Interest Repayment", "ACOM's Voluntary Waiver of Repayments", formerly a composition of "Bad Debts Expenses", is stated as a composition of "Provision for Loss on Interest Repayment" from interim accounting period as of March 2007.

8-2. Ratio of Operating Expenses to Operating Revenue (ACOM)

(%)

	2007/3	yoy p.p.	2008/3: 2007/6	2007/9	2007/12	2008/3	yoy p.p.	2009/3: 2008/6	yoy p.p.	2008/9	yoy p.p.	2008/12	yoy p.p.	2009/3(E)	yoy p.p.
Operating Expenses	124.0	50.8	77.2	71.6	68.4	74.7	-49.3	64.9	-12.3					80.8	6.1
Financial Expenses	4.6	0.0	5.0	4.9	5.0	5.0	0.4	5.4	0.4					6.6	1.6
Cost of Goods Sold	0.3	-	0.3	0.1	0.2	0.2	-0.1	0.0	-0.3					-	-
Provision of Allowance for Doubtful Accounts	34.8	7.6	44.1	36.3	32.7	31.8	-3.0	24.5	-19.6					34.5	2.7
Bad Debts Expenses	26.2	-0.8	37.4	34.8	35.1	35.2	9.0	34.8	-2.6					37.3	2.1
Increase or Decrease in Allowance for Accounts Receivable-operating Loans	8.5	8.4	6.3	1.5	-2.3	-3.4	-11.9	-10.4	-16.7					-3.1	0.3
Increase or Decrease in Provision for Loss on Guarantees	0.1	0.0	0.4	0.0	-0.1	-0.0	-0.1	0.0	-0.4					0.3	0.3
Provision for Loss on Interest Repayment	54.0	44.6	-	-	-	6.2	-47.8	0.0	0.0					0.0	-6.2
Interest Repayment	11.4	8.0	21.8	21.9	23.2	24.0	12.6	28.8	7.0					-	-
Bad Debts Expenses (ACOM's Voluntary Waiver of Repayments)	11.3	-	18.6	17.7	18.3	18.5	7.2	21.3	2.7					-	-
Increase or Decrease in Provision for Loss on Interest Repayment	31.3	25.3	-40.4	-39.6	-41.5	-36.3	-67.6	-50.1	-					-47.2	-10.9
Loss on Sales of Accounts Receivable-operating Loans	-	-	-	2.6	2.8	2.4	2.4	2.1	2.1					3.1	0.7
Other Operating Expenses	30.3	-1.7	27.8	27.7	27.9	29.1	-1.2	32.9	5.1					36.6	7.5
Personal Expenses	8.2	-0.6	-	6.9	-	7.3	-0.9	8.7	-					9.5	2.2
Advertising Expenses	2.9	-1.2	-	3.4	-	3.1	0.2	3.2	-					3.3	0.2
Administrative Expenses	3.8	0.1	-	3.7	-	3.9	0.1	4.2	-					4.8	0.9
Computer Expenses	5.5	0.6	-	5.4	-	6.1	0.6	7.5	-					7.7	1.6
Fees	4.7	0.5	-	4.6	-	4.9	0.2	5.0	-					6.0	1.1
Insurance Expenses	1.0	-0.9	-	0.0	-	0.0	-1.0	0.0	-					0.0	0.0
Depreciation	0.6	0.0	-	0.6	-	0.6	0.0	0.6	-					0.7	0.1
Taxes and Other Public Charges	1.5	0.0	-	1.5	-	1.5	0.0	1.6	-					1.9	0.4
Enterprise Tax (Pro forma standard taxation)	0.2	0.0	-	0.1	-	0.1	-0.1	0.1	-					0.2	0.1
Others	1.9	-0.2	-	1.5	-	1.6	-0.3	2.0	-					2.5	0.9

Note: Ratio of Operating Expenses to Operating Revenue = Operating Expenses/Operating Revenue

9. Receivables Outstanding (ACOM)

	2007/3	yoy %	2008/3: 2007/6	2007/9	2007/12	2008/3	yoy %	2009/3: 2008/6	yoy %	ytd %	2008/9	yoy %	2008/12	yoy %	2009/3(E)	yoy %
Receivables Outstanding (Millions of yen)	1,570,823	-7.0	1,488,061	1,448,121	1,395,852	1,356,464	-13.6	1,315,938	-11.6	-3.0					1,244,200	-8.3
Loan Business	1,494,399	-6.4	1,445,140	1,406,946	1,356,506	1,318,781	-11.8	1,279,670	-11.5	-3.0					1,214,200	-7.9
Unsecured Loans	1,446,209	-6.2	1,398,887	1,362,516	1,314,026	1,277,944	-11.6	1,240,659	-11.3	-2.9					1,179,700	-7.7
Consumers	1,446,117	-6.2	1,398,806	1,362,440	1,313,956	1,277,879	-11.6	1,240,604	-11.3	-2.9					1,179,700	-7.7
Commercials	91	-32.3	81	75	70	64	-29.5	55	-32.2	-14.5					0	-100.0
Secured Loans	48,190	-10.8	46,253	44,430	42,479	40,837	-15.3	39,011	-15.7	-4.5					34,500	-15.5
Credit Card Business	44,276	-6.9	42,920	41,174	39,346	37,683	-14.9	36,267	-15.5	-3.8					30,000	-20.4
MasterCard®	44,268	-6.9	42,920	41,174	39,346	37,682	-14.9	36,267	-15.5	-3.8					30,000	-20.4
Installment Sales Finance Business	32,147	-29.8	-	-	-	-	-	-	-	-					-	-
Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	541	-0.2	542	542	540	540	-0.2	539	-0.6	-0.2					544	0.7
Guaranteed Receivables	179,549	9.6	180,134	180,849	178,831	181,795	1.3	184,359	2.3	1.4					217,300	19.5

Note AFRESH CREDIT CO., LTD.(formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

10.Number of Customer Accounts (ACOM)

	2007/3	yoy %	2008/3: 2007/6	2007/9	2007/12	2008/3	yoy %	2009/3: 2008/6	yoy %	ytd %	2008/9	yoy %	2008/12	yoy %	2009/3(E)	yoy %
Loan Business	2,682,160	-6.2	2,594,223	2,523,758	2,445,393	2,374,759	-11.5	2,310,178	-10.9	-2.7					2,177,100	-8.3
Unsecured Loans	2,670,707	-6.2	2,583,142	2,513,026	2,435,026	2,364,727	-11.5	2,300,481	-10.9	-2.7					2,168,300	-8.3
Consumers	2,670,606	-6.2	2,583,054	2,512,946	2,434,952	2,364,664	-11.5	2,300,425	-10.9	-2.7					2,168,300	-8.3
Commercials	101	-34.0	88	80	74	63	-37.6	56	-36.4	-11.1					0	-100.0
Secured Loans	11,453	-7.5	11,081	10,732	10,367	10,032	-12.4	9,697	-12.5	-3.3					8,800	-12.3
Credit Card Business	1,176,105	-6.2	1,102,648	1,015,694	941,939	866,958	-26.3	787,597	-28.6	-9.2					616,000	-28.9
MasterCard®	1,175,910	-6.2	1,102,648	1,015,694	941,939	866,958	-26.3	787,597	-28.6	-9.2					616,000	-28.9
Installment Sales Finance Business	147,433	-28.4	-	-	-	-	-	-	-	-					-	-

Notes 1. Loan Business: Number of customer accounts with outstanding that includes non-interest-bearing balance.
: 2. Credit Card Business: Number of cardholders.
: 3. Installment Sales Finance Business: Number of contracts with receivables outstanding.
: 4.AFRESH CREDIT CO., LTD.(formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

11. Number of New Loan Customers (ACOM)

	2007/3	yoy %	2008/3					2009/3							
			2007/6	2007/9	2007/12	2008/3	yoy %	2008/6	yoy %	2008/9	yoy %	2008/12	yoy %	2009/3(E)	yoy %
Number of New Loan Customers	268,885	-18.6	40,982	89,370	131,823	175,864	-34.6	46,587	13.7					205,000	16.6
Unsecured Loans	268,710	-18.5	40,979	89,365	131,818	175,859	-34.6	46,587	13.7					205,000	16.6
Consumers	268,710	-18.5	40,979	89,365	131,818	175,859	-34.6	46,587	13.7					205,000	16.6
Commercials	0	-	0	0	0	0	-	0	-					-	-
Secured Loans	175	-69.4	3	5	5	5	-97.1	0	-100.0					-	-

12. Number of Loan Business Outlets (ACOM)

	2007/3	yoy	2008/3					2009/3							
			2007/6	2007/9	2007/12	2008/3	yoy	2008/6	ytd	2008/9	ytd	2008/12	ytd	2009/3(E)	yoy
Number of Loan Business Outlets	1,812	-191	1,698	1,700	1,692	1,689	-123	1,689	0					1,653	-36
Staffed	142	-135	141	141	138	137	-5	137	0					127	-10
Unstaffed	1,670	-56	1,557	1,559	1,554	1,552	-118	1,552	0					1,526	-26
QUICK MUJIN Machine	119	-75	0	0	0	0	-119	-	-					-	-

13. Cash Dispensers, ATMs and MUJINKUN (ACOM)

	2007/3	yoy	2008/3					2009/3							
			2007/6	2007/9	2007/12	2008/3	yoy	2008/6	ytd	2008/9	ytd	2008/12	ytd	2009/3(E)	yoy
Number of Cash Dispensers and ATMs	87,773	3,905	88,893	90,051	91,430	92,063	4,290	93,440	1,377					-	-
Proprietary	1,841	-111	1,832	1,834	1,826	1,820	-21	1,820	0					1,805	-15
Open 365 Days/Year	1,841	-110	1,832	1,834	1,826	1,820	-21	1,820	0					-	-
Open 24 Hours/Day	1,632	-95	1,623	1,626	1,620	1,615	-17	1,615	0					-	-
Tie-up	85,932	4,016	87,061	88,217	89,604	90,243	4,311	91,620	1,377					-	-
Others	8,464	-439	8,534	8,538	8,560	8,537	73	8,555	18					-	-
Number of MUJINKUN Machines	1,820	-188	1,697	1,699	1,691	1,688	-132	1,688	0					1,652	-36
QUICK MUJIN Machine	128	-73	0	0	0	0	-128	-	-					-	-

Notes: 1. "Others" indicates receipt of payment by convenience stores under an agency agreement.
: 2. "MUJINKUN" is Automatic Contract Machine.
: 3. "QUICK MUJIN" is Automatic Loan Application Machine (ALAM).

14. Employees (ACOM)

	2007/3	yoy	2008/3					2009/3							
			2007/6	2007/9	2007/12	2008/3	yoy	2008/6	ytd	2008/9	ytd	2008/12	ytd	2009/3(E)	yoy
Number of Employees	2,956	-955	2,830	2,801	2,792	2,774	-182	2,776	2					2,730	-44
Head Office	866	-71	961	972	1,008	1,025	159	1,048	23					-	-
Financial Service Business Division	2,090	-884	1,869	1,829	1,784	1,749	-341	1,728	-21					-	-

15. Unsecured Accounts Receivable-operating Loans by Interest Rate [Unsecured Loans] (ACOM)

(Millions of yen)

Effective Annual Interest Rate	2008/3				2008/6				2008/9				2008/12				2009/3(E)			
	Number of Accounts	C.R.(%)	Receivables Outstanding	C.R.(%)	Number of Accounts	C.R.(%)	Receivables Outstanding	C.R.(%)	Number of Accounts	C.R.(%)	Receivables Outstanding	C.R.(%)	Number of Accounts	C.R.(%)	Receivables Outstanding	C.R.(%)	Number of Accounts	C.R.(%)	Receivables Outstanding	C.R.(%)
Accounts Receivable-operating Loans	2,364,664	100.0	1,277,879	100.0	2,300,425	100.0	1,240,604	100.0									-	-	1,179,700	100.0
28.470% and Higher	38,768	1.6	16,048	1.2	38,448	1.6	15,061	1.2									-	-	13,800	1.2
27.375%	1,015,725	43.0	373,968	29.3	922,839	40.1	340,894	27.5									-	-	260,100	22.0
25.000% - 26.500%	302,995	12.8	183,019	14.3	274,480	11.9	165,737	13.4									-	-	106,800	9.0
20.000% - 24.820%	205,743	8.7	164,865	12.9	183,797	8.0	147,938	11.9									-	-	105,800	9.0
18.250% - 19.000%	26,868	1.1	48,616	3.8	24,250	1.1	43,963	3.5									-	-	30,900	2.6
15.000% - 18.000%	600,661	25.4	434,052	34.0	685,050	29.8	469,060	37.8									-	-	614,400	52.1
Less than 15.000%	173,904	7.4	57,310	4.5	173,561	7.5	57,947	4.7									-	-	47,900	4.1
Average Loan Yield	-	-	21.05	-	-	-	19.71	-									-	-	19.09	-

Note Average Yield = Interest on Operating Loans/Term Average of Receivable Outstanding at the Beginning of the Month (%, Annual Rate).

15-2. Unsecured Accounts Receivable-operating Loans by Interest Rate [Unsecured Loans] (ACOM)

(Millions of yen)

Effective Annual Interest Rate	2008/3				2008/6				2008/9				2008/12				2009/3計画(E)			
	Number of Accounts	C.R.(%)	Receivables Outstanding	C.R.(%)	Number of Accounts	C.R.(%)	Receivables Outstanding	C.R.(%)	Number of Accounts	C.R.(%)	Receivables Outstanding	C.R.(%)	Number of Accounts	C.R.(%)	Receivables Outstanding	C.R.(%)	Number of Accounts	C.R.(%)	Receivables Outstanding	C.R.(%)
Accounts Receivable-operating Loans	2,364,664	100.0	1,277,879	100.0	2,300,425	100.0	1,240,604	100.0									-	-	1,179,700	100.0
18.000%<	1,590,099	67.3	786,517	61.6	1,441,814	62.7	713,596	57.5									-	-	517,300	43.8
15.000%< ≦18.000%	432,639	18.3	208,603	16.3	506,323	22.0	229,749	18.5									-	-	281,600	23.9
12.000%< ≦15.000%	168,868	7.1	226,250	17.7	179,668	7.8	240,344	19.4									-	-	333,800	28.3
≦12.000%	173,058	7.3	56,508	4.4	172,620	7.5	56,914	4.6									-	-	47,000	4.0

16. Unsecured Accounts Receivable-operating Loans by Classified Receivable Outstanding [Unsecured Loans] (ACOM)

(Millions of yen)

Classified Receivable Outstanding (Thousands of yen)	2008/3				2008/6				2008/9				2008/12				2009/3(E)			
	Number of Accounts	C.R.(%)	Receivables Outstanding	C.R.(%)	Number of Accounts	C.R.(%)	Receivables Outstanding	C.R.(%)	Number of Accounts	C.R.(%)	Receivables Outstanding	C.R.(%)	Number of Accounts	C.R.(%)	Receivables Outstanding	C.R.(%)	Number of Accounts	C.R.(%)	Receivables Outstanding	C.R.(%)
≦ 100	363,744	15.4	15,721	1.2	349,851	15.2	14,973	1.2									-	-	13,100	1.1
100< ≦ 300	456,702	19.3	102,108	8.0	451,921	19.7	100,788	8.1									-	-	101,300	8.6
300< ≦ 500	1,027,038	43.4	473,805	37.1	998,557	43.4	460,545	37.1									-	-	433,800	36.8
500< ≦ 1,000	254,904	10.8	213,188	16.7	246,152	10.7	205,454	16.6									-	-	188,000	15.9
1,000<	262,276	11.1	473,055	37.0	253,944	11.0	458,841	37.0									-	-	443,500	37.6
Total	2,364,664	100.0	1,277,879	100.0	2,300,425	100.0	1,240,604	100.0									-	-	1,179,700	100.0

17. Composition Ratio of Customer Accounts by Annual Income [Unsecured Loans] (ACOM)

(Thousands of yen, %)

Annual Income (Millions of yen)	2008/3			2008/6			2008/9			2008/12			2009/3		
	New Accounts	Initial Average Lending Amount	Existing Accounts	New Accounts	Initial Average Lending Amount	Existing Accounts	New Accounts	Initial Average Lending Amount	Existing Accounts	New Accounts	Initial Average Lending Amount	Existing Accounts	New Accounts	Initial Average Lending Amount	Existing Accounts
≦2	21.8	138	22.1	19.8	139	21.9									
2< ≦5	63.0	182	57.3	64.5	178	57.3									
5< ≦7	9.9	214	13.1	10.2	219	13.2									
7< ≦10	4.4	244	6.1	4.5	237	6.2									
10<	0.9	283	1.4	1.0	289	1.4									
Total	100.0	179	100.0	100.0	179	100.0									

18. Composition Ratio of Customer Accounts by Age [Unsecured Loans] (ACOM)

(%)

	2008/3			2008/6			2008/9			2008/12			2009/3		
	New Accounts	Existing Accounts	Write-offs Account	New Accounts	Existing Accounts	Write-offs Account	New Accounts	Existing Accounts	Write-offs Account	New Accounts	Existing Accounts	Write-offs Account	New Accounts	Existing Accounts	Write-offs Account
Under 29	44.4	18.8	17.1	43.8	18.5	15.1									
Age 30 - 39	22.6	28.8	28.0	23.4	28.7	27.7									
Age 40 - 49	16.7	22.1	22.7	17.2	22.2	23.7									
Age 50 - 59	12.5	19.2	20.0	12.1	19.3	20.2									
Over 60	3.8	11.1	12.2	3.5	11.3	13.3									
Total	100.0	100.0	100.0	100.0	100.0	100.0									

19. Composition Ratio of Customer Accounts by Gender [Unsecured Loans] (ACOM)

(%)

	2008/3			2008/6			2008/9			2008/12			2009/3		
	New Accounts	Existing Accounts	Write-offs Account	New Accounts	Existing Accounts	Write-offs Account	New Accounts	Existing Accounts	Write-offs Account	New Accounts	Existing Accounts	Write-offs Account	New Accounts	Existing Accounts	Write-offs Account
Male (%)	70.9	73.5	70.0	68.9	73.5	69.1									
Female (%)	29.1	26.5	30.0	31.1	26.5	30.9									

20. Bad Debts Expenses (ACOM)

			2008/3					2009/3							
	2007/3	yoy %	2007/6	2007/9	2007/12	2008/3	yoy %	2008/6	yoy %	2008/9	yoy %	2008/12	yoy %	2009/3(E)	yoy %
Bad Debts Expenses (Millions of yen)	138,977	29.6	47,418	87,518	130,669	170,506	22.7	38,937	-17.9					144,200	-15.4
Loan Business	126,038	31.5	43,642	80,205	119,247	155,755	23.6	35,184	-19.4					129,900	-16.6
Unsecured Loans	125,515	32.0	43,563	79,941	118,867	155,211	23.7	35,004	-19.6					129,300	-16.7
Secured Loans	523	-32.2	79	264	379	544	3.9	180	127.3					600	10.3
MasterCard®	4,123	5.6	1,322	2,529	3,718	4,825	17.0	1,049	-20.6					4,100	-15.0
Installment Sales Finance Business	1,277	-38.9	-	-	-	-	-	-	-					-	-
Guarantee Business	7,495	38.6	2,453	4,778	7,279	9,499	26.7	2,702	10.2					10,200	7.4

Note AFRESH CREDIT CO., LTD.(formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

[Ratio of Bad Debts Expenses]

	2007/3	yoy %	2007/6	2007/9	2007/12	2008/3	yoy %	2008/6	yoy %	2008/9	yoy %	2008/12	yoy %	2009/3(E)	yoy %
Loan Business (%)	8.42	(2.43)	3.01	5.69	8.77	11.79	(3.37)	2.74	(-0.27)					10.67	(-1.12)
Unsecured Loans	8.67	(2.52)	3.11	5.86	9.03	12.13	(3.46)	2.82	(-0.29)					10.94	(-1.19)
Secured Loans	1.07	(-0.34)	0.17	0.59	0.88	1.31	(0.24)	0.45	(0.28)					1.72	(0.41)
MasterCard®	9.29	(1.09)	3.07	6.13	9.43	12.77	(3.48)	2.89	(-0.18)					13.62	(0.85)
Installment Sales Finance Business	3.97	(-0.56)	-	-	-	-	-	-	-					-	-
Guarantee Business	3.97	(0.79)	1.29	2.49	3.83	4.92	(0.95)	1.38	(0.09)					4.45	(-0.47)

Notes: 1. Ratio of Bad Debts Expenses
Loan Business = Bad Debts Expenses of Loan Business / (Receivables Outstanding plus Loans to Borrowers in Bankruptcy or Under Reorganization)
MasterCard® = Bad Debts Expenses of MasterCard® / Card Shopping Receivables
Installment Sales Finance Business = Bad Debts Expenses of Installment Sales Finance Business / Installment Receivables
Gurantee Business = Bad Debts Expenses of Gurantee Business / (Guranteed Loans Receivables plus Payments in Subrogation)
. 2. Figures in brackets indicate year-on-year change in percentage points.
: 3. AFRESH CREDIT CO., LTD.(formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

20-2. Unsecured Loans Bad Debts Expenses by Reasons (ACOM)

Based on Receivables Outstanding	2007/3	C.R. (%)	2007/6	C.R. (%)	2007/9	C.R. (%)	2007/12	C.R. (%)	2008/3	C.R. (%)	2008/6	C.R. (%)	2008/9	C.R. (%)	2008/12	C.R. (%)	2009/3	C.R. (%)
Amount of Bad Debts Expenses (Millions of yen)	125,515	100.0	43,563	100.0	79,941	100.0	118,867	100.0	155,211	100.0	35,004	100.0						
Personal Bankruptcy	19,089	15.2	3,675	8.4	7,372	9.2	11,385	9.6	14,946	9.6	2,040	5.8						
Failure to Locate Borrowers	2,932	2.3	481	1.1	839	1.1	1,324	1.1	1,710	1.1	262	0.7						
Borrowers' Inability of Making Repayments, etc.	57,062	45.5	20,856	47.9	37,084	46.4	53,680	45.2	69,915	45.1	15,771	45.1						
ACOM's Voluntary Waiver of Repayments	46,430	37.0	18,549	42.6	34,645	43.3	52,477	44.1	68,638	44.2	16,930	48.4						
Waiver of Repayments accompanied with Interest Repayments	41,880	-	15,745	-	29,569	-	44,746	-	58,838	-	14,792	-						

21. Non-performing Loans (ACOM)

(Millions of yen)

	2007/3	%	2007/6	%	2007/9	%	2007/12	%	2008/3	%	2008/6	%	2008/9	%	2008/12	%	2009/3	%
Total Amount of Non-performing Loans	141,307	9.44	138,128	9.54	132,080	9.37	126,421	9.30	124,767	9.44	122,824	9.58						
Loans to Borrowers in Bankruptcy or Under Reorganization	6,120	0.41	5,895	0.41	5,757	0.41	5,437	0.40	4,824	0.37	4,401	0.34						
Applications for Bankruptcy are Proceeded	1,026	0.07	888	0.06	842	0.06	706	0.05	557	0.04	484	0.04						
Applications for The Civil Rehabilitation are Proceeded	2,430	0.16	2,396	0.17	2,237	0.16	2,101	0.15	1,695	0.13	1,511	0.12						
Applications for The Civil Rehabilitation are Determined	2,108	0.14	2,013	0.14	2,080	0.15	1,999	0.15	1,924	0.15	1,806	0.14						
Loans in Arrears	80,976	5.41	81,057	5.60	77,658	5.51	74,458	5.48	75,690	5.73	74,055	5.78						
Loans Past Due for Three Months or More	499	0.03	684	0.05	963	0.07	1,150	0.08	727	0.06	1,009	0.08						
Restructured Loans	53,711	3.59	50,491	3.49	47,700	3.38	45,374	3.34	43,524	3.29	43,357	3.38						

Note In line with the inclusion of Provision for Loss on Interest Repayment, the amount of loans to borrowers seeking legal counsel that has not been resolved yet is counted in the amount of loans in arrears as loans exclusive of accrued interest from the fiscal year ended March 31, 2006.

21-2. Loans in Arrears for Less Than 3 Months [excluding balance held by headquarters' collection department] (ACOM)

(Millions of yen)

	2007/3	%	2007/6	%	2007/9	%	2007/12	%	2008/3	%	2008/6	%	2008/9	%	2008/12	%	2009/3	%
11days ≦ < 3 months	17,223	1.15	19,756	1.36	22,946	1.63	17,236	1.27	19,709	1.49	18,073	1.41						
31days ≦ < 3 months	6,586	0.44	8,751	0.60	9,900	0.70	8,643	0.64	7,603	0.58	7,884	0.61						
11days ≦ < 31 days	10,637	0.71	11,004	0.76	13,046	0.93	8,592	0.63	12,106	0.92	10,188	0.79						

22. Allowance for doubtful accounts (ACOM)

	2007/3	yoy %	2007/6	2007/9	2007/12	2008/3	yoy %	2008/6	yoy %	2008/9	yoy %	2008/12	yoy %	2009/3(E)	yoy %
Allowance for doubtful accounts (Millions of yen)	121,000	-1.4	124,600	121,700	113,600	106,500	-10.3	101,200	-18.8					100,500	-7.4
(Allowance calculated by former method)	(177,600)	-	(180,000)	(176,500)	(172,000)	(166,800)	-	(160,600)	-					(146,800)	-
Ratio of Allowance	7.72	-	8.37	8.40	8.14	8.00	-	7.69	-					8.08	-
General Allowance	54,257	-18.8	58,704	56,857	53,295	48,657	-10.3	45,096	-23.2					-	-
Unsecured Consumer Loans	48,963	-20.0	54,581	52,583	48,972	44,436	-9.2	41,159	-24.6					-	-
Specific Allowance	65,145	20.0	63,967	63,163	59,046	58,843	-9.7	55,193	-13.7					-	-
Increase or Decrease in Allowance	-1,700	-686.7	3,600	700	-7,400	-12,500	-	-7,300	-302.8					-8,000	-
Provision for Loss on Guarantees	3,870	10.2	4,030	3,650	3,470	3,490	-4.9	3,510	-12.9					4,300	23.2
Increase or Decrease in Allowance	340	-24.4	360	-20	-200	-180	-152.9	20	-94.4					800	-

Notes 1. (Allowance for doubtful accounts calculated by former method): it is calculated based on the method used before the change of expression of Provision for Loss on Interest Repayment from interim accounting period as of September 2006.

:2.

$$\text{Ratio of Allowance for doubtful accounts} = \frac{\text{Allowance for doubtful accounts}}{\text{Accounts Receivable-operating Loans at the term-end plus Installment Receivables(excluding deferred income on installment sales finance)}} \times 100$$

23. Provision for Loss on Interest Repayment (ACOM)

	2007/3	yoy %	2007/6	2007/9	2007/12	2008/3	yoy %	2008/6	yoy %	2008/9	yoy %	2008/12	yoy %	2009/3(E)	yoy %
Provision for Loss on Interest Repayment (Millions of yen)	490,000	-	455,794	424,033	388,431	374,800	-	340,035	-					253,000	-
Increase or Decrease in Provision	466,300	-	-34,205	-65,966	-101,568	-115,200	-	-34,764	-					-121,800	-

Note The numbers in the above contain a portion of Allowance for doubtful accounts calculated by former method from interim accounting period as of September 2006.

24. Funds Procurement (ACOM)

(Millions of yen)

			2008/3					2009/3										
	2007/3	C.R.(%)	2007/6	2007/9	2007/12	2008/3	C.R.(%)	2008/6	yoy %	ytd %	C.R.(%)	2008/9	C.R.(%)	2008/12	C.R.(%)	2009/3(E)	yoy %	C.R.(%)
Borrowings	888,587	100.0	-	820,586	-	774,407	100.0	731,262	-	-5.6	100.0					735,000	-5.1	100.0
Indirect	580,627	65.3	-	536,606	-	514,407	66.4	486,262	-	-5.5	66.5					495,000	-3.8	67.3
City Banks	21,306	2.4	-	18,550	-	19,900	2.6	18,500	-	-7.0	2.5					-	-	-
Regional Banks	18,433	2.1	-	18,183	-	17,271	2.2	16,120	-	-6.7	2.2					-	-	-
Former Long-term Credit Banks	46,871	5.3	-	61,695	-	70,338	9.1	66,576	-	-5.3	9.1					-	-	-
Trust Banks	269,340	30.3	-	206,580	-	176,945	22.8	178,289	-	0.8	24.4					-	-	-
Foreign Banks	7,500	0.8	-	7,500	-	7,500	1.0	6,500	-	-13.3	0.9					-	-	-
Life Insurance Companies	112,581	12.7	-	102,098	-	95,909	12.4	86,442	-	-9.9	11.8					-	-	-
Non-Life Insurance Companies	16,530	1.8	-	12,956	-	11,144	1.4	10,635	-	-4.6	1.5					-	-	-
Other	88,066	9.9	-	109,044	-	115,400	14.9	103,200	-	-10.6	14.1					-	-	-
Direct	307,960	34.7	-	283,980	-	260,000	33.6	245,000	-	-5.8	33.5					240,000	-7.7	32.7
Straight Bonds	260,000	29.3	-	280,000	-	260,000	33.6	245,000	-	-5.8	33.5					-	-	-
Commercial Papers	40,000	4.5	-	-	-	-	-	-	-	-	-					-	-	-
Other	7,960	0.9	-	3,980	-	-	-	-	-	-	-					-	-	-
Short-term Loans Payable	60,000	6.8	-	-	-	-	-	-	-	-	-					-	-	-
Long-term Loans Payable	828,587	93.2	-	820,586	-	774,407	100.0	731,262	-	-5.6	100.0					735,000	-5.1	100.0
Fixed	762,560	85.8	-	767,913	-	717,872	92.7	658,252	-	-8.3	90.0					703,500	-2.0	95.7
Interest Rate Swaps (Notional)	236,505	26.6	-	245,167	-	228,987	29.6	198,263	-	-13.4	27.1					-	-	-
Interest Cap (Notional)	-	-	-	-	-	-	-	-	-	-	-					-	-	-
Average Interest Rate on Funds Procured During the Year	1.86	-	-	1.93	-	1.94	-	1.99	-	-	-					2.29	-	-
Average Nominal Interest Rate on Funds Procured During the Year	1.53	-	-	1.61	-	1.64	-	1.71	-	-	-					1.99	-	-
Floating Interest Rate	1.81	-	-	1.97	-	2.11	-	2.24	-	-	-					2.26	-	-
Fixed Interest Rate	1.87	-	-	1.93	-	1.93	-	1.96	-	-	-					2.29	-	-
Short-term	0.46	-	-	0.87	-	0.87	-	-	-	-	-					-	-	-
Long-term	1.95	-	-	1.95	-	1.95	-	1.99	-	-	-					2.29	-	-
Direct	1.53	-	-	1.70	-	1.72	-	1.76	-	-	-					1.77	-	-
Indirect	2.04	-	-	1.99	-	2.02	-	2.04	-	-	-					2.54	-	-

Term Average of Long-term Prime Rate	2.39	-	-	2.39	-	2.30	-	2.29	-	-	-					-	-	-

Notes 1.Financial expenses pertaining to derivatives have been excluded from the calculation of average nominal interest rate on funds procured during the year.
2.The exercised outstanding of commitment facility (structured finance) is booked under "Others" in "Direct" according to management accounting on data book.

25. Credit Card Business [MasterCard®] (ACOM)

(Millions of yen)

	2007/3	yoy %	2008/3: 2007/6	2007/9	2007/12	2008/3	yoy %	2009/3: 2008/6	yoy %	ytd %	2008/9	yoy %	2008/12	yoy %	2009/3(E)	yoy %
Number of Cardholders	1,175,910	-6.2	1,102,648	1,015,694	941,939	866,958	-26.3	787,597	-28.6	-9.2					616,000	-28.9
Tie-up Card	721,805	4.9	670,986	602,083	547,902	493,923	-31.6	433,703	-35.4	-12.2					-	-
Number of Accounts with Shopping Receivables	297,342	-1.9	293,086	281,467	253,917	231,634	-22.1	220,368	-24.8	-4.9					-	-
Card Shopping Receivables	44,268	-6.9	42,920	41,174	39,346	37,682	-14.9	36,267	-15.5	-3.8					30,000	-20.4
Revolving Receivables	40,660	-5.5	39,230	37,949	36,687	35,531	-12.6	34,263	-12.7	-3.6					-	-

26. Installment Sales Finance Business (ACOM)

(Millions of yen)

	2007/3	yoy %	2008/3: 2007/6	2007/9	2007/12	2008/3	yoy %	2009/3: 2008/6	yoy %	ytd %	2008/9	yoy %	2008/12	yoy %	2009/3(E)	yoy %
Number of Customer Accounts	147,433	-28.4	-	-	-	-	-	-	-	-					-	-
Installment Receivables	32,147	-29.8	-	-	-	-	-	-	-	-					-	-
Adjusted Receivables	28,425	-29.6	-	-	-	-	-	-	-	-					-	-
Ratio of Bad Debts Expenses	3.97	-	-	-	-	-	-	-	-	-					-	-
Number of Merchant Venders	6,747	-	-	-	-	-	-	-	-	-					-	-

Notes 1."Number of Customer Accounts" indicates the number of contracts with receivables outstanding.
; 2.Adjusted Receivables indicate installment receivables excluding deferred income on installment sales finance.
; 3.AFRESH CREDIT CO., LTD.(formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

27. Guarantee Business (ACOM)

(Millions of yen)

	2007/3	yoy %	2008/3: 2007/6	2007/9	2007/12	2008/3	yoy %	2009/3: 2008/6	yoy %	ytd %	2008/9	yoy %	2008/12	yoy %	2009/3(E)	yoy %
Number of Accounts with Outstanding Balance	407,585	5.3	408,834	408,068	406,452	411,331	0.9	418,006	2.2	1.6					430,400	4.6
Guaranteed Receivables	179,549	9.6	180,134	180,849	178,831	181,795	1.3	184,359	2.3	1.4					217,300	19.5

28. Financial Ratios (ACOM)

(%)

	2007/3		2008/3					2009/3							
	2007/3	yoy p.p.	2007/6	2007/9	2007/12	2008/3	yoy p.p.	2008/6	yoy p.p.	2008/9	yoy p.p.	2008/12	yoy p.p.	2009/3(E)	yoy p.p.
Dividend Pay-out Ratio	-	-	-	30.4	-	46.9	-	-	-					37.6	-9.3
Shareholders' Equity Ratio	23.8	-23.3	-	26.3	-	27.9	4.1	30.0	-					32.1	4.2
	(21.7)	(-21.7)	-	(23.8)	-	(25.0)	(3.3)	(26.8)	-					(28.0)	(3.0)
Dividend on Equity	3.5	1.1	-	1.7	-	3.5	0.0	-	-					3.3	-0.2
Return on Equity (ROE)	-64.3	-71.5	-	11.5	-	7.5	71.8	17.3	-					9.0	1.5
Operating Income to Total Assets	-4.7	-10.1	-	5.3	-	4.6	9.3	6.1	-					3.2	-1.4
Ordinary Income to Total Assets	-4.5	-10.0	-	5.4	-	4.7	9.2	6.4	-					3.3	-1.4
Return on Assets (ROA)	-23.0	-26.3	-	2.9	-	1.9	24.9	5.0	-					2.7	0.8
Operating Margin	-24.0	-50.8	-	28.4	-	25.3	49.3	35.1	-					19.2	-6.1
Ordinary Income to Operating Revenue	-23.2	-50.5	-	29.3	-	26.0	49.2	36.6	-					20.1	-5.9
Net Income Margin	-118.5	-134.7	-	15.5	-	10.6	129.1	28.6	-					16.2	5.6
Current Ratio	595.7	148.2	-	605.4	-	646.0	50.3	861.8	-					583.8	-62.2
Fixed Assets Ratio	41.6	16.1	-	37.1	-	36.2	-5.4	35.6	-					34.7	-1.5
Interest Coverage (times)	-4.3	-11.1	-	6.8	-	6.0	10.3	7.5	-					3.9	-2.1

Notes:1. The figures in the brackets on the second line of shareholders' equity ratio item represent the ratios calculated with the equity including guaranteed receivables.
:2. "Dividend Pay-out Ratio" of the fiscal year ended March 2007 is not presented due to the loss in net income.

<Reference>Financial Ratios (Consolidated)

	2007/3		2008/3					2009/3							
	2007/3	yoy p.p.	2007/6	2007/9	2007/12	2008/3	yoy p.p.	2008/6	yoy p.p.	2008/9	yoy p.p.	2008/12	yoy p.p.	2009/3	yoy p.p.
Shareholders' Equity Ratio	22.2	-21.8	-	24.2	-	24.9	2.7	27.0	-						
	(21.1)	(-21.1)	-	(22.8)	-	(23.4)	(2.3)	(25.1)	-						
Return on Equity (ROE)	-63.6	-	-	10.9	-	7.7	-	17.0	-						
Return on Assets (ROA)	-21.2	-	-	2.5	-	1.8	-	4.4	-						

Note:. The figures in the brackets on the second line of shareholders' equity ratio item represent the ratios calculated with the equity including guaranteed receivables.

29. Per Share Data (ACOM)

(Yen)

		2007/3	2008/3				2009/3			
			2007/6	2007/9	2007/12	2008/3	2008/6	2008/9	2008/12	2009/3(E)
Net Income	Non-Consolidated	-2,795.68	-	164.49	-	213.23	126.30			265.91
	Consolidated	-2,786.19	-	158.05	-	225.24	127.42			275.45
Dividends		100.00	-	50.00	-	100.00	-			100.00
Net Assets	Non-Consolidated	2,823.24	-	2,888.30	-	2,871.10	2,969.05			3,035.73
	Consolidated	2,863.16	-	2,950.03	-	2,950.01	3,037.52			-

[Ratio of Increase or Decrease from the Previous Fiscal Year]

(%)

		2007/3	2008/3				2009/3			
			2007/6	2007/9	2007/12	2008/3	2008/6	2008/9	2008/12	2009/3(E)
Net Income	Non-Consolidated	-786.0	-	-	-	-	-			-
	Consolidated	-768.6	-	-	-	-	-			-
Dividends		-28.6	-	-28.6	-	0.0	-			-
Net Assets	Non-Consolidated	-51.9	-	-25.6	-	1.7	-			-
	Consolidated	-51.5	-	-24.6	-	3.0	-			-

30. Shares Issued (ACOM)

(Thousands)

	2007/3	2008/3				2009/3			
		2007/6	2007/9	2007/12	2008/3	2008/6	2008/9	2008/12	2009/3(E)
Average Number of Shares Issued During the Year	157,193	-	157,194	-	157,194	157,194			-
Number of Shares Issued at Year-end	157,194	-	157,194	-	157,194	157,194			-

Notes:1. Average number of treasury stocks during the year are excluded from the average number of shares issued during the year.
2. Number of treasury stocks at the year-end are excluded from the number of shares issued at year-end.

31. DC Cash One Ltd.

			2008/3					2009/3								
	2007/3	yoy %	2007/6	2007/9	2007/12	2008/3	yoy %	2008/6	yoy %	ytd %	2008/9	yoy %	2008/12	yoy %	2009/3(E)	yoy %
Accounts Receivable-operating Loans (Millions of yen)	82,698	11.5	82,888	82,993	81,651	81,161	-1.9	79,858	-3.7	-1.6					81,600	0.5
Number of Customer Accounts	182,878	6.2	183,318	182,721	180,934	180,085	-1.5	178,435	-2.7	-0.9					177,900	-1.2
Average Balance of Loans per Account (Thousands of yen)	452	4.9	452	454	451	450	-0.4	447	-1.1	-0.7					458	1.8
Average Loan Yield (%)	16.73	-	16.67	16.66	16.64	16.63	-	16.57	-	-					16.41	-
Number of New Loan Customers	38,709	-10.7	7,823	13,932	18,968	24,394	-37.0	5,521	-29.4	-					27,700	13.6
Number of Business Outlets	276	-	147	147	144	142	-	141	-	-					-	-
DC Cash One's Direct Outlets	1	-	1	1	1	0	-	0	-	-					-	-
Agency-type Outlets (ACOM)	275	-	146	146	143	142	-	141	-	-					-	-
Number of Employees	67	-	67	74	74	76	-	80	-	-					-	-
Guaranteed Receivables (Millions of yen)	9,126	-	12,694	15,461	18,997	20,005	119.2	23,141	82.3	15.7					37,100	85.5

Note Accounts Receivable-operating Loans and number of customer accounts include non-interest-bearing balance and the accounts with non-interest-bearing balance respectively.

(Reference)

Category criteria concerning situations of Non-performing Loans are as follows;

Loans to borrowers in bankruptcy or under reorganization

Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest that are past due for over 121 days and held by headquarters' collection department.

Loans in arrears

Other delinquent loans exclusive of accrued interest.
This category excludes loans on which interest is being waived in support of business restructuring.

Loans past due for three months or more.

Loans past due for three months or more that do not fall into the above two categories.

Restructured loans

Loans, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

Brief Statement of First Quarter Financial Results for the Fiscal Year Ending March 2009

August 7, 2008

Forward-looking Statement

The statements and figures contained in this Brief Statement of First Quarter Financial Results for the fiscal year ending March 2009 (the "Brief Statement") with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and beliefs in light of the information currently available to it and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the fluctuations in number of cases of claims from and the amount paid to customers who claim us to reimburse the portion of interest in excess of the interest ceiling as specified in the Interest-Rate Restriction Law, the level of interest rates paid on ACOM's debt, and legal limits on interest rates charged by ACOM.

Name of the company:	ACOM CO., LTD. ("ACOM" or the "Company")
Stock market:	First Section of Tokyo Stock Exchange
Code Number:	8572
Location of the head office:	Tokyo
URL:	http://www.acom.co.jp/ir/english/
Position of the representative:	President & Chief Executive Officer
Name:	Shigeyoshi Kinoshita
Position of the person in charge:	Chief General Manager of Public Relations Department
Name:	Takashi Kiribuchi
Telephone Number:	(03) 5533-0631
Registration date of quarterly securities report:	August 13, 2008

Note: 1. All amounts under minimum units appearing in each of the tables have been disregarded throughout this brief statement and the annexed materials.
Note: 2. The figures in percentages show the year-on-year change from previous first quarter.

1. Consolidated Business Results for the First Quarter Accounting Period (from April 1, 2008 to June 30, 2008)

(1) Consolidated Business Results (Accumulated)

	Operating Revenue		Operating Income		Ordinary Income		Net Income (First Quarter)	
	(Millions of yen)	yoy%	(Millions of yen)	yoy%	(Millions of yen)	yoy%	(Millions of yen)	yoy%
06/2008 (1Q)	85,400	—	25,410	—	26,149	—	20,029	—
06/2007 (1Q)	99,060	(8.8)	20,539	24.2	21,341	19.4	13,268	24.0

	Net Income per Share (First Quarter) (Yen)	Net Income per Share Diluted (First Quarter) (Yen)
06/2008 (1Q)	127.42	127.42
06/2007 (1Q)	84.41	84.41

(2) Consolidated Financial Status

	Total Assets (Millions of yen)	Net Assets (Millions of yen)	Ratio of Shareholders' Equity %	Net Assets Per Share (Yen)
06/2008 (1Q)	1,771,141	485,634	27.0	3,037.52
03/2008 (Annual)	1,861,505	472,144	24.9	2,950.01

<Reference> Owners' Equity: 477,480 million yen (06/2008) 463,725 million yen (03/2008)

2. Dividend Status

	Dividend per Share (Yen)				
(Report Date)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
03/2008	—	50.00	—	50.00	100.00
03/2009	—				
03/2009 (Forecast)		50.00	—	50.00	100.00

<Note> Amendment to dividend forecast: None

3. Forecasts for the Fiscal Year Ending March 31, 2009 (from April 1, 2008 to March 31, 2009)

(Millions of yen)

	Operating Revenue		Operating Income		Ordinary Income		Net Income		Net Income per Share (Yen)
First Half	169,000	—	31,300	—	32,000	—	21,000	—	133.59
Annual	325,000	(14.4%)	54,600	(33.1%)	56,200	(32.4%)	43,300	22.3%	275.45

(The figures in percentage show year-on-year change from the same prior periods.)

<Note> Amendment to business results forecast: None

4. Others

(1) Change in important subsidiaries during the first quarter (Change in scope of consolidation): None

(2) Adoption of simplified accounting treatment and preparation of quarterly consolidated financial statements: Adopted

[Note] Please refer to [Qualitative Information/Financial Statements] on page 5, "4. Others:" in this brief statement.

(3) Changes on the basis of consolidated financial statements preparation

A) Related to accounting standard revisions etc.: Applicable

B) Other changes: Applicable

[Note] Please refer to [Qualitative Information/Financial Statements] on page 5, "4. Others:" in this brief statement.

(4) Outstanding shares (common shares)

A) Number of shares outstanding (including treasury stock)

First Quarter of FY March 31, 2009: 159,628,280 shares FY March 31, 2008: 159,628,280 shares

B) Number of treasury stock at the end of period

First Quarter of FY March 31, 2009: 2,433,801 shares FY March 31, 2008: 2,433,798 shares

C) Number of average shares outstanding (accumulated quarterly consolidated period)

First Quarter of FY March 31, 2009: 157,194,480 shares First Quarter of FY March 31, 2008: 157,194,481 shares

[Qualitative Information/Financial Statements]

1. Qualitative Information on Consolidated Business Results

In the first quarter of the consolidated fiscal year ending March 31, 2009, the Japanese economy continued to stall amid sluggish consumer spending, stagnant exports and deteriorated corporate earnings following a surge in material costs, oil in particular, and a moderate rise in consumer prices. Reflecting increasing concern over the economic downturn on the back of the fears of an economic recession in the United States, fluctuations of stock and foreign exchange markets, and the trend in oil prices, the business environment in which we operate remain harsh with requests for interest repayments in the loan business and a sustained high level of bad debts expenses from voluntary waiver of repayments due to those requests.

Against this background, the ACOM Group continues to promote aggressive business activities both at home and overseas domains based on our mid-term management policy that focuses on "Establishment of a management base geared toward long-term stable growth by boosting price competitiveness through precise measures against the revised Money-lending Business Law and reforming our cost structure as well as the development of relief and confidence brand."

Operating revenue for the first quarter of the consolidated fiscal year ending March 31, 2009, was 85,400 million yen (representing a decrease of 13.8% year on year), reflecting in large part a decrease in interest on operating loans in our loan business compared with the same period of the previous year.

In contrast, despite a slight increase in financial expenses and the cost of purchased receivables on a year-on-year basis, operating expenses decreased by 18,530 million yen mainly due to a drop in the provision of allowance for doubtful accounts. As a result, operating income and ordinary income amounted to 25,410 million yen (an increase of 23.7% year on year) and 26,149 million yen (an increase of 22.5% year on year), respectively. While extraordinary income decreased by 2,297 million yen compared with the same period last year as a result of reduced gains on sales of investment securities, etc., net income increased by 51.0% year on year to 20,029 million yen as income taxes for prior periods decreased by 7,320 million yen and income taxes-deferred increased by 3,399 million yen.

2. Qualitative Information on Changes in Consolidated Financial Position

(1) Financial Position

Compared with the end of prior consolidated fiscal year, total assets decreased by 90,363 million yen while owners' equity had increased by 13,755 million yen at the end of this first quarter consolidated accounting period. The ratio of shareholders' equity increased 2.1 percentage point to 27.0%. Details of changes in assets, liabilities and net assets are as follows:

(Assets)

Current assets decreased by 93,405 million yen while noncurrent assets increased by 3,041 million yen. The breakdown of major decreases is as follows: accounts receivable-operating loans (down by 51,550 million yen), short-term investment securities (down by 26,425 million yen), deferred tax assets (down by 6,845 million yen), short-term loans receivable (down by 4,800 million yen), accounts receivable-installment (down by 4,790 million yen), other current assets from deposit on redemption of straight bonds (down by 9,615 million yen), a decrease in the allowance for doubtful accounts (down by 8,024 million yen) and an increase in trading accounts securities (up 7,052 million yen). The principal contributor to an increase in noncurrent assets was investment securities (up 4,372 million yen).

(Liabilities)

With regard to the liabilities account, changes in current, noncurrent, and total liabilities were decreases by 79,025 million yen, 24,827 million yen, and 103,835 million yen, respectively. The breakdown of major decreases in liabilities includes: loans and bonds payable showed a decrease of 59,584 million yen, provision for loss on interest repayment decreased by 34,764 million yen, deposits of banking business decreased by 6,763 million yen.

(Net Assets)

Changes in the net assets accounts include increase in the shareholders' equity by 12,169 million yen as retained earnings showed increase of 12,169 million yen. As a result, the net assets increased by 13,489 million yen.

(2) Status of cash flows during the current consolidated accounting period

Cash and cash equivalents (hereinafter, "funds") at the end of this first quarter consolidated accounting period decreased by 17,636 million yen to 134,585 million yen. The changes in the respective cash flow and the reasons thereof are as follows:

(Cash flow from operating activities)

Funds from operating activities showed an increase of 15,243 million yen. The increase was mainly attributable to 26,711 million yen in income before income taxes, a decrease of 7,062 million yen in the allowance for doubtful accounts, a decrease of

34,764 million yen in provision for loss on interest repayment, in addition to an increase of 38,717 million yen due to a decrease in accounts receivable-operating loans and a decrease of 7,555 million yen reflecting an increase in trading account securities.

(Cash flow from investing activities)
Funds from investing activities saw an increase of 12,888 million yen. This was primarily because proceeds from redemption of securities exceeded purchase of short-term investment securities by 12,618 million yen.

(Cash flow from financing activities)
Funds from financing activities saw decrease of 45,085 million yen. This was primarily because the total payment amount for repayment of interest-bearing debt and redemption of bonds exceeded the total amount of revenue resulting from proceeds from loans and bonds by 37,232 million yen, and cash dividends paid of 7,781 million yen.

3. Qualitative Information on the Forecast for the Consolidated Business Results

The business performance for the first quarter of the current consolidated fiscal year includes uncertain risk factors such as a change in requests for interest repayments, although profits were greater than projected as a result of the less-than-expected provision of allowance for doubtful accounts, etc. Taking all those factors into consideration, we made no change to the forecast for consolidated business results for both the second quarter and the full consolidated fiscal year, which we announced on May 8, 2008.

4. Others

(1) Change in Important Subsidiaries during the First Quarter (Change in Scope of Consolidation): None

(2) Adoption of Simplified Accounting Treatment and Preparation of Quarterly Consolidated Financial Statements: Not adopted

(3) Changes on the Basis of Consolidated Financial Statements Preparation

Changes in Accounting Standard

<The Accounting Standard for Quarterly Financial Reporting>

The "Accounting Standard for Quarterly Financial Reporting" (Accounting Standards Board of Japan [ASBJ] Statement No. 12, March 14, 2007) and "Guidance on Accounting Standard for Quarterly Financial Reporting" (ASBJ Guidance No. 14, March 14, 2007) have been applied from the current consolidated fiscal year ending March 31, 2009. In addition, quarterly consolidated financial statements were prepared in accordance with the "Regulations of Quarterly Consolidated Financial Statements on Terms, Forms and Preparation Method' (Cabinet Office Ordinance No. 64, 2007; hereinafter, "Regulations on Quarterly Consolidated Financial Statements").

<The Accounting Standard for Measurement of Inventories>

With regard to inventories held for sale in the ordinary course of business, paintings were previously stated at cost on an individual specified cost basis, and other merchandise was mainly measured at cost based on the last purchase price method. However, with the Company's adoption of the "Accounting Standard for Measurement of Inventories" (ASBJ Statement No. 9, July 5, 2006) from the first quarter for fiscal year ending March 31, 2009, paintings are measured at cost on an individual specified cost basis (balance sheet value is stated by writing down the carrying value based upon lowered profitability), and other merchandise are mainly stated by the last purchase price method (balance sheet value is stated by writing down the carrying value based upon lowered profitability).

It is deemed that the aforementioned accounting standard was applied to the measurement of inventories at the beginning of the term. The difference of 6 million yen in inventories at the beginning of the term determined as a result of the said application is included in extraordinary loss. The impact of this change on income before income taxes represents a decrease of 6 million yen.

<The Accounting Standard for Lease Transactions>

Finance lease transactions without title transfer were formerly accounted for as operating leases. However, it was permitted that the "Accounting Standard for Lease Transactions" (ASBJ Statement No. 13, revised on March 30, 2007) and the "Guidance on Accounting Standard for Lease Transactions" (ASBJ Guidance No. 16, revised on March 30, 2007) be applied to the quarterly financial statements relevant to the consolidated fiscal year beginning on or after April 1, 2008. As a result, the Company adopted the aforementioned standard and guidance from the first quarter of the current consolidated fiscal year, capitalizing all finance lease transactions. Provided, however, that finance lease transactions without title transfer (of which the starting dates of lease transaction are prior to the beginning of the consolidated fiscal year 2008) which use the accounting standard and guidance are accounted for as operating leases. In addition, leased assets related to finance lease transactions without title transfer are depreciated on a straight-line basis, with the lease periods counted as their useful lives and no residual value. The impact of this change on operating income, ordinary income and income before income taxes is a decrease of 0 million yen on all counts.

<The Practical Solution on Unification of Accounting Policies Applied to Overseas Subsidiaries for Consolidated Financial Statements>

The "Practical Solution on Unification of Accounting Policies Applied to Overseas Subsidiaries for Consolidated Financial Statements" (ASBJ Practical Issues Task Force No. 18, May 17, 2006) has been applied from the first quarter for fiscal year ending March 31, 2009. The impact of this change on operating income, ordinary income and income before income taxes is none.

<Changes in Translation Method of Revenues and Expenses of Overseas Subsidiaries into Yen>

Revenues and expenses of overseas subsidiaries were formerly translated into yen using the spot exchange rates as of the settlement date. However, in order to average the impact of temporary fluctuations of foreign exchange on periodic profit and loss, and to appropriately reflect the quarterly profit and loss within the consolidated financial statements, translations into yen are based on average exchange rates of the period from the first quarter for fiscal year ending March 31, 2009. The impact of this change on operating income, ordinary income and income before income taxes was a decrease of 9 million yen, 15 million yen and 15 million yen, respectively.

Additional Information

<Provision for Directors' Retirement Benefits>

The Company resolved at the Board of Directors' held March 18, 2008 to abolish the retirement benefit system for directors and corporate auditors. In addition, it was approved and determined at the Annual Shareholders' Meeting held on June 20, 2008 that allowances for directors' and corporate auditors' retirement benefits shall be paid on their retirement date to those who are incumbent as of the end of the annual shareholders' meeting, according to the terms of office up to the date of the said the annual shareholders' meeting.

Therefore, a total of 631 million yen listed under "Allowance for directors' and corporate auditors' retirement benefits" was transferred to "Other" under Noncurrent liabilities.

5. Quarterly Consolidated Financial Statements

(1) Quarterly Consolidated Balance Sheets

(Millions of yen)

	This first quarter consolidated accounting period (As of June 30, 2008)	Summarized consolidated balance sheets in prior consolidated fiscal year (As of March 31, 2008)
Assets		
Current assets		
Cash and deposits	85,665	85,916
Notes and accounts receivable-trade	279	381
Accounts receivable-operating loans	1,429,366	1,480,917
Loans receivable of banking business	18,610	20,078
Accounts receivable-installment	76,132	80,922
Short-term investment securities	12,619	39,044
Operational investment securities	3,861	3,641
Trading account securities	8,155	1,103
Merchandise	1,225	1,274
Purchased receivables	27,834	30,638
Deferred tax assets	38,211	45,056
Short-term loans receivable	40,664	45,465
Other	25,017	34,632
Allowance for doubtful accounts	(109,908)	(117,932)
Current assets	1,657,735	1,751,141
Noncurrent assets		
Property, plant and equipment		
Buildings and structures	14,788	15,272
Equipment	13,015	14,072
Land	16,955	16,970
Other	648	27
Property, plant and equipment	45,408	46,342
Intangible assets		
Goodwill	3,267	3,439
Other	950	953
Intangible assets	4,217	4,393
Investments and other assets		
Investment securities	44,236	39,864
Deferred tax assets	1,516	1,340
Guarantee deposits	9,400	9,492
Prepaid pension cost	3,683	3,849
Other	6,665	7,032
Allowance for doubtful accounts	(1,723)	(1,950)
Investment and other assets	63,779	59,628
Noncurrent assets	113,405	110,364
Assets	1,771,141	1,861,505

(Millions of yen)

	This first quarter consolidated accounting period (As of June 30, 2008)	Summarized consolidated balance sheets in prior consolidated fiscal year (As of March 31, 2008)
Liabilities		
Current liabilities		
Notes and accounts payable-trade	1,441	1,908
Short-term loans payable	50,310	55,669
Current portion of long-term loans payable	149,818	192,368
Current portion of bonds	19,540	40,000
Deposits of banking business	34,029	40,792
Income taxes payable	190	1,099
Provision for loss on guarantees	2,193	2,192
Deferred installment income	4,748	5,344
Other	14,741	16,664
Current liabilities	277,014	356,040
Noncurrent liabilities		
Bonds payable	245,350	243,956
Long-term loans payable	407,871	400,481
Deferred tax liabilities	11,787	10,509
Provision for retirement benefits	130	197
Provision for directors' retirement benefits	93	771
Provision for loss on interest repayment	340,035	374,800
Other	3,223	2,603
Noncurrent liabilities	1,008,493	1,033,321
Liabilities	1,285,507	1,389,361
Net assets		
Shareholders' equity		
Capital stock	63,832	63,832
Capital surplus	76,010	76,010
Retained earnings	349,623	337,454
Treasury stock	(18,507)	(18,507)
Shareholders' equity	470,959	458,789
Valuation and translation adjustments		
Valuation difference on available-for-sale securities	7,902	4,500
Foreign currency translation adjustment	(1,380)	435
Valuation and translation adjustments	6,521	4,935
Minority interests	8,153	8,419
Net assets	485,634	472,144
Liabilities and net assets	1,771,141	1,861,505

(2) Quarterly Consolidated Statements of Income

[The first quarter consolidated accounting period]

(Millions of yen)

	This first quarter consolidated accounting period (From April 1, 2008 to June 30, 2008)
Operating revenue	
Interest on operating loans	71,361
Interest on loans of banking business	595
Credit card revenue	1,141
Per-item revenue	1,146
Revenue from credit guarantee	1,805
Collection from purchased receivable	3,845
Other financial revenue	386
Net sales	1,809
Other operating revenue	3,308
Operating revenue	85,400
Operating expenses	
Financial expenses	5,551
Cost of purchased receivable	2,769
Cost of sales	912
Other operating expenses	50,756
Operating expenses	59,990
Operating income	25,410
Non-operating income	
Interest income	88
Dividends income	553
House rent income	101
Other	41
Non-operating income	785
Non-operating expenses	
Interest expenses	4
Foreign exchange losses	27
Loss on insurance cancellation	10
Other	3
Non-operating expenses	46
Ordinary income	26,149
Extraordinary income	
Gain on sales of noncurrent assets	0
Gain on sales of investment securities	632
Other	15
Extraordinary income	648
Extraordinary loss	
Loss on sales of noncurrent assets	1
Loss on retirement of noncurrent assets	56
Loss on valuation of investment securities	16
Other	10
Extraordinary loss	85
Income before income taxes	26,711
Income taxes-current	134
Income taxes-deferred	6,233
Income taxes	6,368
Minority interests in income	313
Net income	20,029

(3) Quarterly Consolidated Statements of Cash Flows

	(Millions of yen)
	This first quarter consolidated accounting period (From April 1, 2008 to June 30, 2008)
Net cash provided by (used in) operating activities	
Income before income taxes	26,711
Depreciation and amortization	767
Amortization of goodwill	171
Increase (decrease) in allowance for doubtful accounts	(7,062)
Increase (decrease) in provision for loss on guarantees	1
Increase (decrease) in provision for retirement benefits	(55)
Increase (decrease) in provision for directors' retirement benefits	(46)
Increase (decrease) in provision for loss on interest repayment	(34,764)
Interest and dividends income	(642)
Interest expenses	4
Amortization of bond issuance cost	81
Foreign exchange losses (gains)	(18)
Loss (gain) on sales of property, plant and equipment	1
Loss on retirement of property, plant and equipment	56
Loss (gain) on sales of investment securities	(632)
Loss (gain) on valuation of investment securities	16
Decrease (increase) in notes and accounts receivable-trade	101
Decrease (increase) in operating loans receivable	38,717
Decrease (increase) loans receivable of banking business	(552)
Decrease (increase) in accounts receivable-installment	3,251
Decrease (increase) in investment securities for sale	(219)
Decrease (increase) in trading account securities	(7,555)
Decrease (increase) in inventories	(12)
Decrease (increase) in purchased receivables	2,804
Decrease (increase) in other current assets	(716)
Decrease (increase) in prepaid pension costs	165
Increase (decrease) in notes and accounts payable-trade	(445)
Increase (decrease) in deposits of banking business	(2,867)
Increase (decrease) in deferred installment income	(370)
Increase (decrease) in other current liabilities	(1,454)
Increase (decrease) by other operating activities	221
Subtotal	15,657
Interest and dividends income received	631
Interest expenses paid	(4)
Income taxes refund	2
Income taxes paid	(1,010)
Income taxes for prior periods paid	(33)
Net cash provided by (used in) operating activities	15,243

	(Millions of yen)
	This first quarter consolidated accounting period (From April 1, 2008 to June 30, 2008)
Net cash provided by (used in) investment activities	
Payments into time deposits	(600)
Proceeds from withdrawal of time deposits	400
Purchase of short-term investment securities	(400)
Proceeds from sales of short-term investment securities	13,018
Purchase of property, plant and equipment	(304)
Proceeds from sales of property, plant and equipment	4
Proceeds from sales of investment securities	661
Increase by other investment	(62)
Decrease by other investment	170
Increase (decrease) by other investment activities	0
Net cash provided by (used in) investment activities	12,888
Net cash provided by (used in) financing activities	
Increase in short-term loans payable	62,698
Decrease in short-term loans payable	(65,200)
Proceeds from issuance of bonds	14,926
Redemption of bonds	(30,000)
Proceeds from deposit on redemption of bonds	10,000
Proceeds from long-term loans payable	34,430
Repayment of long-term loans payable	(64,088)
Purchase of treasury stock	(0)
Cash dividends paid	(7,781)
Increase (decrease) in other financing activities	(70)
Net cash provided by (used in) financing activities	(45,085)
Effect of exchange rate change on cash and cash equivalents	(683)
Net increase (decrease) in cash and cash equivalents	(17,636)
Cash and cash equivalents	152,221
Cash and cash equivalents	134,585

The "Accounting Standard for Quarterly Financial Reporting" (Accounting Standards Board of Japan [ASBJ] Statement No. 12, March 14, 2007) and "Guidance on Accounting Standard for Quarterly Financial Reporting" (ASBJ Guidance No. 14, March 14, 2007) have been applied from the current consolidated fiscal year ending March 31, 2009. In addition, quarterly consolidated financial statements were prepared in accordance with the "Regulations of Quarterly Consolidated Financial Statements on Terms, Forms and Preparation Method' (Cabinet Office Ordinance No. 64, 2007; hereinafter, "Regulations on Quarterly Consolidated Financial Statements").

(4) Notes Concerning the Premise of a Going Concern

None

(5) Segment Information

(A) Business segment information

This first quarter consolidated accounting period (from April 1, 2008 to June 30, 2008)

Detailed business segment information is omitted as operating revenue, operating income and assets in financial service business account for more than 90% of total consolidated operating revenue, consolidated operating income and total assets across all segments.

(B) Geographical segment information

This first quarter consolidated accounting period (from April 1, 2008 to June 30, 2008)

Geographical segment information is omitted as sales and assets in Japan account for more than 90% of total consolidated sales and total consolidated assets across all segments.

(C) Overseas sales

This first quarter consolidated accounting period (from April 1, 2008 to June 30, 2008)

Overseas sales information is omitted as overseas sales account for less than 10% of total consolidated sales.

(6) Notes in Case of Any Significant Change in the Amount of Shareholders' Equity

None

(7) Notes to Consolidated Financial Statements

Notes to Quarterly Consolidated Balance Sheets

This first quarter consolidated accounting period (As of June 30, 2008)		Prior consolidated fiscal year (As of March 31, 2008)	
1. Cumulative depreciation of property, plant and equipment	(Millions of yen)	1. Cumulative depreciation of property, plant and equipment	(Millions of yen)
	48,063		47,997
2. Assets pledged as security	(Millions of yen)	2. Assets pledged as security	(Millions of yen)
(1) Pledged assets		(1) Pledged assets	
Accounts receivable-operating loans	76,588 <4,590>	Accounts receivable-operating loans	96,964 <6,660>
(2) Secured liabilities		(2) Secured liabilities	
Current portion of long-term loans payable	53,632 <3,887>	Current portion of long-term loans payable	67,993 <5,727>
Long-term loans payable	22,943 <700>	Long-term loans payable	28,958 <930>
Total	76,575 <4,587>	Total	96,951 <6,657>
Figures in brackets "<>"represent amounts engaged in transferring assignment of claims.		Figures in brackets "<>"represent amounts engaged in transferring assignment of claims.	
3. Cash and deposits include 2,769 million yen of reserve for deposit of consolidated subsidiary based on regulations of Bank Indonesia.		3. Cash and deposits include 3,523 million yen of reserve for deposit of consolidated subsidiary based on regulations of Bank Indonesia.	

This first quarter consolidated accounting period (As of June 30, 2008)	Prior consolidated fiscal year (As of March 31, 2008)

4. Contingent liabilities

(1) Amount of guaranteed receivables of guarantee business

	This first quarter (As of June 30, 2008) (Millions of yen)	Prior fiscal year (As of March 31, 2008) (Millions of yen)
Guaranteed receivables	127,641	120,639
Provision for loss on guarantees	2,193	2,192
Net	125,448	118,446

(2) Guarantees given of banking business

	This first quarter (As of June 30, 2008) (Millions of yen)	Prior fiscal year (As of March 31, 2008) (Millions of yen)
Guarantees given	350	279

5. Status of non-performing loans of accounts receivable-operating loans

This first quarter consolidated accounting period (As of June 30, 2008)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(5,382) 5,382	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(18,594) 79,894	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by 3 months or more	(23,286) 3,361	Loans other than the above that are overdue by 3 months or more.
Restructured loans	(57,765) 45,262	Loans other than the above on which favorable terms have been granted, such as the waiving of interest.
Total	(105,029) 133,901	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

Prior consolidated fiscal year (As of March 31, 2008)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(5,806) 5,806	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(19,866) 81,511	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by 3 months or more	(22,042) 3,426	Loans other than the above that are overdue by 3 months or more.
Restructured loans	(57,724) 45,652	Loans other than the above on which favorable terms have been granted, such as the waiving of interest.
Total	(105,439) 136,396	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

Notes to Quarterly Consolidated Statements of Income

This first quarter consolidated accounting period (From April 1, 2008 to June 30, 2008)	
1. Principal items of other financial revenue	
	(Millions of yen)
Interest on deposits	20
Interest on securities	230
Interest on loans	69
Foreign exchange gains	35
2. Principal financial expenses	
	(Millions of yen)
Interest expenses	3,315
Interest on bonds	1,406
Amortization of bond issuance cost	81
Interest expenses for deposits of banking business	576
3. Principal items of other operating expenses	
	(Millions of yen)
Advertising expenses	2,785
Provision of allowance for doubtful accounts	19,845
Provision for loss on guarantees	604
Employees' salaries and bonuses	6,856
Retirement benefit expenses	228
Provision for directors' retirement benefits	18
Welfare expenses	967
Rent expenses	2,913
Depreciation	704
Commission fee	8,698
Amortization of goodwill	171
4. Basis for classification of financial revenue and expenditure on the statements of income (1) Financial revenue stated as operating revenue Include all financial revenue other than dividends and interest on investment securities made by the Company and subsidiaries engaged in the financial service business. (2) Financial expenses stated as operating expenses Include all financial expenses by the Company and subsidiaries engaged in financial services, other than interest expenses which has no relationship to operating revenue.	

Notes to Quarterly Consolidated Statements of Cash Flows

This first quarter consolidated accounting period (From April 1, 2008 to June 30, 2008)	
1. Relationship between cash and cash equivalents at the end of accounting period and consolidated balance sheet items as of June 30, 2008.	
	(Millions of yen)
Cash and deposits	85,665
Short-term investment securities	12,619
Short-term loans receivable	40,664
Time deposits which term of deposit is more than 3 months	(605)
Certificates of deposit which term of deposit is more than 3 months	(400)
Cash reserved for deposit of banking business	(2,769)
Shares, bonds and stock investment trusts, maturing more than 3 months after the date of purchase	(589)
Cash and cash equivalents	134,585

Notes to Net Assets

The end of this first quarter consolidated accounting period (June 30, 2008) and this first quarter consolidated accounting period (From April 1, 2008 to June 30, 2008)

(A) Matters related to issued shares

Common shares 159,628,280 shares

(B) Matters related to treasury stock

Common shares 2,433,801 shares

(C) Matters related to subscription rights to shares, etc

None

(D) Matters related to dividends

(a) Dividends paid

Resolution	Type of shares	Total amount of dividends (Millions of yen)	Dividends per share (Yen)	Basic date	Effective date
Annual shareholders' meeting as of June 20, 2008	Common shares	7,859	50.00	March 31,2008	June 23, 2008

(b) Dividends after the end of this first quarter consolidated accounting period of which basic date belongs to this first quarter consolidated accounting period

None

Note to Short-term Investment Securities

The end of this first quarter consolidated accounting period (As of June 30, 2008)

While other securities with a market value represent an important asset in our business operations, the values changed significantly from the end of the prior consolidated fiscal year.

(Millions of yen)

Type	Acquisition price	Book value	Unrealized gain (loss)
(a) Stocks	27,488	39,717	12,228
(b) Bonds			
Government/municipal	83	84	0
Corporate	—	—	—
Miscellaneous	—	—	—
(c) Other	1,589	1,601	12
Total	29,161	41,403	12,241

Note: In this first quarter accounting period, among other securities, those with market prices were treated with an impairment loss of 0 million of yen.

Impairment losses on stocks are written off when the market price of a given stock fell more than 50% of original cost and the market price is deemed unlikely to recover the level of the original cost. Impairment losses on stocks are also written off when the market price did not recover the fall out ratio of 30% for one year after the market price of a given stock fell more than 30% to below 50% of original cost and the market price is deemed unlikely to recover the level of the original cost considering financial condition, financial results, and trends of market price.

Notes to Statistics per Share

(A) Net assets per share

This first quarter consolidated accounting period (As of June 30, 2008)		Prior consolidated fiscal year (As of March 31, 2008)	
	(Yen)		(Yen)
Net assets per share	3,037.52	Net assets per share	2,950.01

Note: Net assets per share is calculated based on the following data.

	This first quarter consolidated accounting period (As of June 30, 2008)	Prior consolidated fiscal year (As of March 31, 2008)
Total net assets (Millions of yen)	485,634	472,144
The amounts deducted from total net assets (Millions of yen)	8,153	8,419
[Minority interests included in the above] (Millions of yen)	[8,153]	[8,419]
Amounts of net assets related to common shares at the end of quarterly consolidated accounting period (Millions of yen)	477,480	463,725
Number of common shares to calculate net assets per share at the end of quarterly consolidated accounting period	157,194,479 shares	157,194,482 shares

(B) Net income per share

This first quarter consolidated accounting period (From April 1, 2008 to June 30, 2008)	
	(Yen)
Net income per share	127.42
Net income per share diluted	127.42

Note: Net income per share and net income per share diluted are calculated based on the following data.

	This first quarter consolidated accounting period From April 1, 2008 to June 30, 2008
Net income per share	
Net income (Millions of yen)	20,029
Net income not available to common shareholders (Millions of yen)	—
Net income related to common shares (Millions of yen)	20,029
Weighted average number of common shares during accounting period	157,194,480 shares
Net income per share diluted	
Net income effect of dilutive securities (Millions of yen)	(0)
Number of increase of common shares	—
Residual securities which do not dilute net income per share and have important change since the end of prior consolidated fiscal year	—

[Reference]

Financial Statements of Prior Quarter

(1) Summarized Quarterly Consolidated Statements of Income

The prior first quarter consolidated accounting period (From April 1, 2007 to June 30, 2007)

(Millions of yen)

Subject	The quarter accounting period of prior fiscal year (First quarter for fiscal year ended March 2008)
	Amount
I Operating revenue	99,060
Interest on operating loans	85,743
Credit card revenue	1,351
Per-item revenue	1,677
Revenue from credit guarantee	1,641
Collection from purchased receivable	3,396
Other financial revenue	144
Net sales	2,081
Other operating revenue	3,023
II Operating expenses	78,521
Financial expenses	5,374
Cost of purchased receivable	2,206
Cost of sales	1,378
Other operating expenses	69,562
Operating income	20,539
III Non-operating income	813
IV Non-operating expenses	11
Ordinary income	21,341
V Extraordinary income	2,945
VI Extraordinary loss	526
Income before income taxes	23,759
Income taxes-current	158
Income taxes for prior periods	7,320
Income taxes-deferred	2,834
Minority interests in income	178
Net income	13,268

(2) Summarized Quarterly Consolidated Statements of Cash Flow

The prior first quarter consolidated accounting period (From April 1, 2007 to June 30, 2007)

(Millions of yen)

Subject	The quarter accounting period of prior fiscal year (First quarter for fiscal year ended March 2008) Amount
I Net cash provided by (used in) operating activities	
Income before income taxes	23,759
Depreciation and amortization	907
Increase (decrease) in allowance for doubtful accounts	5,569
Increase (decrease) in provision for interest repayment	(34,205)
Decrease (increase) in operating loans	45,410
Decrease (increase) in accounts receivable-installment	4,888
Decrease (increase) in purchased receivables	514
Increase (decrease) in deferred installment income	(680)
Other	(7,655)
Subtotal	38,508
Income taxes paid	(518)
Other	554
Net cash provided by (used in) operating activities	38,544
II Net cash provided by (used in) investment activities	
Purchase of property, plant and equipment	(328)
Proceeds from sales of investment securities	113
Collection of loans receivable	1,000
Other	(466)
Net cash provided by (used in) investment activities	317
III Net cash provided by (used in) financing activities	
Increase in short-term loans payable	75,432
Decrease in short-term loans payable	(90,294)
Redemption of commercial papers	(40,000)
Proceeds from issuance of bonds	29,820
Redemption of bonds	(10,000)
Proceeds from long-term loans payable	11,000
Repayment of long-term loans payable	(48,525)
Cash dividends paid	(4,665)
Other	(89)
Net cash provided by (used in) financing activities	(77,322)
IV Effect of exchange rate change on cash and cash equivalents	140
V Net increase (decrease) in cash and cash equivalents	(38,319)
VI Cash and cash equivalents	146,383
VII Cash and cash equivalents	108,064

6. Consolidated Operating Results

(1) Operating Revenue by Segment

(Millions of yen)

Segment \ Term	This first quarter consolidated accounting period (From April 1, 2008 to June 30, 2008)		Prior first quarter consolidated accounting period (From April 1, 2007 to June 30, 2007)		Prior consolidated fiscal year (From April 1, 2007 to March 31, 2008)	
	Amount	Composition ratio	Amount	Composition ratio	Amount	Composition ratio
		%		%		%
Financial service business	83,989	98.3	97,525	98.4	373,182	98.3
Loan business	73,416	86.0	87,680	88.5	331,476	87.3
Credit card business	1,263	1.5	1,462	1.5	5,437	1.4
Installment sales finance business	1,391	1.6	2,119	2.1	7,682	2.0
Guarantee business	2,738	3.2	2,455	2.5	10,565	2.8
Loan servicing business	4,040	4.7	3,518	3.5	17,026	4.5
Banking business	892	1.0	–	–	–	–
Others	247	0.3	288	0.3	993	0.3
Other business	1,410	1.7	1,535	1.6	6,523	1.7
Rental business	1,075	1.3	1,048	1.1	4,600	1.2
Others	335	0.4	486	0.5	1,923	0.5
Total	85,400	100.0	99,060	100.0	379,706	100.0

(2) Other Statistics

1) Receivables Outstanding

(Millions of yen)

Segment \ Term	This first quarter consolidated accounting period (As of June 30, 2008)	Prior first quarter consolidated accounting period (As of June 30, 2007)	Prior consolidated fiscal year (As of March 31, 2008)
Loan business	1,429,366	1,590,705	1,480,917
Credit card business	36,640	43,493	38,126
Credit card	36,267	42,920	37,682
Others	372	572	444
Installment sales finance business	39,492	54,616	42,795
Loan servicing business	27,834	25,273	30,638
Banking business	18,610	–	20,078
Total	1,551,944	1,714,088	1,612,556

2) Number of Customer Accounts

Segment \ Term	This first quarter consolidated accounting period (As of June 30, 2008)	Prior first quarter consolidated accounting period (As of June 30, 2007)	Prior consolidated fiscal year (As of March 31, 2008)
Loan business	3,154,785	3,369,885	3,208,872
Credit card business	791,830	1,108,324	871,773
Credit card	787,597	1,102,648	866,958
Others	4,233	5,676	4,815
Installment sales finance business	278,010	410,802	313,664
Loan servicing business	235,220	236,274	227,587
Banking business	3,843	–	4,001
Rental business	2,570	2,983	6,986

Notes: The definition of number of customer accounts is as follows;

(1) Loan business: Number of loan accounts with loan balance outstanding
(2) Credit card business: Cardholder of MasterCard®
(3) Installment sales finance business: Number of contracts with receivable outstanding
(4) Loan servicing business: Number of accounts with purchased loans
(5) Banking business: Number of loan accounts with loans receivable of banking business
(6) Rental business: Number of users during the period

3) Others

Item \ Term	This first quarter consolidated accounting period (As of June 30, 2008)	Prior first quarter consolidated accounting period (As of June 30, 2007)	Prior consolidated fiscal year (As of March 31, 2008)
Number of outlets	1,840	1,800	1,840
Number of employees	6,219	5,908	6,277
Allowance for doubtful accounts (Millions of yen)	111,631	134,757	119,883
Provision for loss on guarantees (Millions of yen)	2,193	2,302	2,192
Provision for loss on interest repayment (Millions of yen)	340,035	455,794	374,800
Bad debts expenses (Millions of yen)	27,512	34,068	125,375
Loss on interest repayment (Millions of yen)	34,764	34,205	134,821

[Reference]

Quarterly Non-consolidated Financial Statements

(1) Quarterly Non-consolidated Balance Sheets

(Millions of yen)

	This first quarter accounting period (As of June 30, 2008)	Summarized balance sheets in prior fiscal year (As of March 31, 2008)
Assets		
Current assets		
Cash and deposits	63,699	61,696
Accounts receivable-operating loans	1,279,670	1,318,781
Accounts receivable-installment	36,267	37,683
Short-term investment securities	10,589	23,598
Merchandise	1,034	1,040
Deferred tax assets	36,295	42,325
Other	63,123	78,425
Allowance for doubtful accounts	(99,520)	(106,600)
Current assets	1,391,161	1,456,951
Noncurrent assets		
Property, plant and equipment	31,444	31,967
Intangible assets	705	708
Investments and other assets		
Other	135,908	132,742
Allowance for doubtful accounts	(1,680)	(1,900)
Investment and other assets	134,228	130,842
Noncurrent assets	166,378	163,517
Assets	1,557,540	1,620,468
Liabilities		
Current liabilities		
Accounts payable-trade	339	437
Current portion of long-term loans payable	136,921	169,343
Current portion of bonds	10,000	40,000
Income taxes payable	100	265
Provision for loss on guarantees	3,510	3,490
Other	10,560	12,004
Current liabilities	161,432	225,540
Noncurrent liabilities		
Bonds payable	235,000	220,000
Long-term loans payable	349,341	345,064
Deferred tax liabilities	4,344	3,036
Provision for directors' retirement benefits	—	678
Provision for loss on interest repayment	340,035	374,800
Other	669	27
Noncurrent liabilities	929,389	943,606
Liabilities	1,090,821	1,169,147
Net assets		
Shareholders' equity		
Capital stock	63,832	63,832
Capital surplus	76,010	76,010
Retained earnings	337,479	325,485
Treasury stock	(18,507)	(18,507)
Shareholders' equity	458,815	446,821
Valuation and translation adjustments		
Valuation difference on available-for-sale securities	7,902	4,500
Valuation and translation adjustments	7,902	4,500
Net assets	466,718	451,321
Liabilities and net assets	1,557,540	1,620,468

Note: This quarterly balance sheet was prepared in accordance with the Regulations on Quarterly Non-consolidated Financial Statements, which are not included in the scope of review under the statutory disclosure obligation.

(2) Quarterly Statements of Income

[The first quarter accounting period]

	(Millions of yen)
	This first quarter accounting period (From April 1, 2008 to June 30, 2008)
Operating revenue	
Interest on operating loans	63,304
Credit card revenue	1,128
Revenue from credit guarantee	2,561
Other financial revenue	129
Other operating revenue	2,208
Operating revenue	69,332
Operating expenses	
Financial expenses	3,754
Other operating expenses	41,215
Operating expenses	44,970
Operating income	24,361
Non-operating income	
Interest income	242
Dividends income	569
House rent income	100
Other	108
Non-operating income	1,022
Non-operating expenses	
Interest expenses	0
Loss on insurance cancellation	10
Other	4
Non-operating expenses	15
Ordinary income	25,368
Extraordinary income	
Gain on sales of noncurrent assets	0
Gain on sales of investment securities	632
Other	15
Extraordinary income	648
Extraordinary loss	
Loss on sales of noncurrent assets	1
Loss on retirement of noncurrent assets	55
Loss on valuation of investment securities	16
Other	10
Extraordinary loss	84
Income before income taxes	25,932
Income taxes-current	45
Income taxes-deferred	6,033
Income taxes	6,078
Net income	19,853

Note: This quarterly statements of income was prepared in accordance with the Regulations on Quarterly Non-consolidated Financial Statements, which are not included in the scope of review under the statutory disclosure obligation.

(Brief description)

August 13, 2008

Quarterly Report

(Report pursuant to Article 24-4-7, Paragraph 1
of the Financial Instruments and Exchange Law)

The First Quater of the 32nd Fiscal Year
from April 1, 2008
to June 30, 2008

This Quarterly Report for the three months from April 1, 2008 to June 30, 2008 (the "Quarterly Report") of ACOM CO., LTD. (the "Company") was, in accordance with Japanese laws and regulations, filed on August 13, 2008, with the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan. The Quarterly Report is made available for public inspection at the office of the Kanto Local Finance Bureau and the Tokyo Stock Exchange, Inc., on which the shares of common stock of the Company are listed, as well as on the Electronic Disclosure for Investors' NETwork (EDINET) in Japan.

It is a requirement under Japanese laws and regulations to include in the Quarterly Report certain information concerning the business of the Company on both a consolidated and non-consolidated basis, including the general situation of the Company with respect to the operations, business and sales activities, facilities, shares, financial position and group companies, together with the consolidated quarterly financial statements of the Company for the three months from April 1, 2008 to June 30, 2008.

The information in the Quarterly Report which is material to an investment decision is substantially contained in the Brief Statement of First Quarter Financial Results for the Fiscal Year Ending March 2009 (Exhibit 2).

(Translation)

Cover Page

Name of Document to be Filed:	Certification
Applicable Clause:	Article 24-4-8, Paragraph 1 of the Financial Instruments and Exchange Law
Person to be Filed with:	Director-General of Kanto Local Finance Bureau
Filing Date:	August 13, 2008
Corporate Name:	ACOM *Kabushiki Kaisha*
Corporate Name in English:	ACOM CO., LTD.
Name and Title of Representative:	Shigeyoshi Kinoshita President and Chief Executive Officer
Name and Title of Chief Financial Officer:	-
Location of Head Office:	1-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Place(s) where Copies of this Certification on the Adequacy of Disclosure in Quarterly Report are Available for Public Inspection:	Tokyo Stock Exchange, Inc. (2-1, Nihombashi Kabutocho, Chuo-ku, Tokyo)

1. Matters concerning the Adequacy of the Description in a Quarterly Report

Shigeyoshi Kinoshita, the President and Chief Executive Officer of the Company has confirmed that the description in the Quarterly Report for the First Quarter of the 32nd Fiscal Year (from April 1, 2008 to June 30, 2008) of the Company is adequate pursuant to the Financial Instruments and Exchange Law and relevant regulations thereunder.

2. Matters to be Noted

There are no matters to be noted with respect to the confirmation.

(Brief Description)

Amendment to the Shelf Registration Statement

An amendment (the "Amendment") to a shelf registration statement is required to be filed under the Financial Instruments and Exchange Law when a list of documents to be incorporated by reference into a shelf registration statement is amended.

The Amendment to the shelf registration statement dated July 2, 2007 (the "2007 Shelf Registration Statement") was filed with the Director-General of the Kanto Local Finance Bureau on August 13, 2008. The Amendment is intended to include the Quarterly Report filed on August 13, 2008, in the list of documents incorporated by reference into the 2007 Shelf Registration Statement and to correct the 2007 Shelf Registration Statement.

(Brief Description)

September 8, 2008,
as amended September 11, 2008

Securities Registration Statement, as Amended

In connection with the issuance of new shares through the third-party allotment, ACOM CO., LTD. filed the Securities Registration Statement (the "Securities Registration Statement") on September 8, 2008 with the Director-General of Kanto Local Finance Bureau of the Ministry of Finance of Japan, in accordance with Financial Instruments and Exchange Law of Japan. The Securities Registration Statement was amended by the amendment to Securities Registration Statement (the "Amendment"), which was filed on September 11, 2008 with the Director-General of Kanto Local Finance Bureau in accordance with the said law.

The information in the Securities Registration Statement and the Amendment which is material to an investment decision is substantially contained in the press releases dated September 8, 2008, entitled "ACOM CO., LTD., Mitsubishi UFJ Financial Group, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd. to Further Strengthen Business and Capital Alliance" and "Notification of Issuance of New Shares by way of Third-Party Allotment" (Exhibits 7 and 9).

ACOM CO., LTD.
Mitsubishi UFJ Financial Group, Inc.
The Bank of Tokyo-Mitsubishi UFJ, Ltd.

ACOM CO., LTD., Mitsubishi UFJ Financial Group, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd. to Further Strengthen Business and Capital Alliance

Tokyo, September 8, 2008 --- ACOM CO., LTD. (ACOM), Mitsubishi UFJ Financial Group, Inc. (MUFG), and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) have agreed today to reposition ACOM as a core company in the consumer loan business within the consumer finance segment of the MUFG group, subject to approval from the relevant authorities, and to further strengthen their strategic business and capital alliance in retail business as agreed upon in March 2004.

I. Purpose of strengthening business and capital alliance

After jointly establishing Tokyo Mitsubishi Cash One Ltd. (currently DC Cash One Ltd. (DCC1)) in August 2001 and entering into a strategic business and capital alliance in March 2004, ACOM and the MUFG group have strived to strengthen their relationship to enhance their corporate values.

Meanwhile, the consumer finance industry has changed drastically due to the amendments to the Money Lending Business Law in December 2006 and successive reorganizations and failures of certain companies. As a result, money lenders are now required to become more self-disciplined. Moreover, market contraction and shifts in demand are expected as a result of restrictions on the maximum permissible interest rate as well as total loan balance.

As a leading company in the industry, ACOM has always aimed to react swiftly to the changes in the business environment. Specifically, ACOM has taken measures to strengthen its internal control system, and implemented ahead of the required deadline a lower maximum interest rate in June 2007. At the same time, ACOM has continuously made efforts to efficiently operate its group businesses, and has maintained stable business performance.

Under such circumstances, based on the relationship of trust established through the historical alliance, ACOM and the MUFG group have agreed that their social mission should be to achieve a core role in the sound development of the consumer finance market.

In order to achieve this mission, ACOM and the MUFG group will strive to improve profitability as well as to strengthen their internal control systems by further strengthening the business and capital alliance and mutually utilizing each other's business know-how and market bases. Through these efforts, ACOM and the MUFG group aim to build a consumer loan business with solid compliance systems and overwhelming competitiveness, and to contribute further to the healthy development of the Japanese consumer finance market.

II. Details of the alliance

ACOM and MUFG plan to establish ACOM as MUFG's consolidated subsidiary (as defined in the Regulations for Terminology, Forms and Preparation of Financial Statements (Finance Ministerial Ordinance No. 56 of November 27, 1963, including revisions thereafter); hereinafter the same shall apply) and as a core company in the consumer loan business within the MUFG group. In addition, in order to increase the competitiveness of the consumer finance segment of the MUFG group, which includes consumer loan business, MUFG and ACOM intend to continue discussions on points set forth below to strengthen the business alliance through reorganizing and streamlining the business functions of the MUFG group.

Furthermore, ACOM will make efforts to further enhance and streamline its business operations, and to expand its operating base to include businesses such as the bank loan guarantee service operations that are expected to grow in the future.

Through such efforts, the MUFG group will strive to further strengthen the consumer finance segment, and to enhance the quality of consumer finance products and services.

1. Business alliance

(1) Reorganization of the loan guarantee business in the MUFG group

By the first half of the fiscal year ending March 31, 2010, among the guarantee service operations for "card loans," or unsecured consumer loans provided through pre-issued magnetic stripe cards that allow personal financing transactions, BTMU expects to transfer to ACOM, which has already been consigned the guarantee business of "BANQUIC," a consumer loan product offered since November 2007, the portions of the guarantee service operations that are currently consigned to Mitsubishi UFJ Home Loan Credit Co., Ltd. as well as Mitsubishi UFJ NICOS, Co., Ltd. (MUN).

In addition, among the guarantee service operations for credit cards issued by BTMU, the guarantee service operations currently consigned to DCC1, a subsidiary of ACOM, are expected to be transferred by April 2009 to MUN, which has already been consigned the guarantee service for the relevant product.

(2) Integration of DCC1 loan business into ACOM

As discussed in (1) above, once the credit card guarantee service operations are transferred to MUN, DCC1 expects to integrate the remainder of its loan business into ACOM by April 2009.

(3) Consolidation of call center service companies

MU Communications Co., Ltd., a subsidiary of BTMU that provides call center and other services to BTMU, and RELATES CO., LTD., a subsidiary of ACOM that provides call center and other services to ACOM, are expected to be merged by April 2009.

(4) Collaboration in other business areas

In order to further enhance the status of ACOM as a core company in the consumer loan business within the consumer finance segment of the MUFG group, ACOM and the MUFG group intend to continue to actively cultivate new areas in which further alliance is feasible. Moreover, through projects such as a joint acquisition of Bank BNP (PT. BANK NUSANTARA PARAHYANGAN Tbk.), ACOM and the MUFG group plan to continue jointly developing global operations of the consumer loan business especially in Asia.

2. Capital alliance

(1) Increase in the ratio of voting rights in ACOM by MUFG as well as its subsidiaries ("MUFG and its subsidiaries")

MUFG and its subsidiaries expect to increase the voting rights ratio in ACOM (referring to the voting rights relating to ACOM shares held by MUFG and its subsidiaries as calculated by MUFG and its subsidiaries; with respect to voting rights relating to shares of ACOM held in trust by MUFG and its subsidiaries, the only voting rights included are those related to ACOM shares that are held as trust assets for which MUFG and its subsidiaries are designated as consignor as well as beneficiary are included; however, voting rights relating to ACOM shares that MUFG and its subsidiaries hold as financial instrument dealers are excluded; hereinafter the same shall apply) from the current level of 15.77% to 40.04%.

To achieve this goal, the board of directors of MUFG has resolved at the meeting today to conduct a tender offer in which a maximum number of shares in ACOM to be purchased will be 38,140,000 shares (the voting rights ratio in ACOM after the tender offer will be 40.04%). The board of directors of ACOM has also resolved at the meeting today to publicly endorse the tender offer.

In addition, the board of directors of ACOM has resolved at the meeting today to issue up to 18,000,000 shares by third party allotment to MUFG. The board of directors of MUFG has also resolved at the meeting today to accept such third party allotment to the extent that the aggregate voting rights ratio of MUFG and its subsidiaries in ACOM after the tender offer will not exceed 40.04%.

(2) Agreement on ACOM to become a consolidated subsidiary of MUFG

Necessary steps are expected to be taken for ACOM to become a consolidated subsidiary of MUFG by April 2009, on the premise that the voting rights ratio in ACOM held by MUFG and its subsidiaries will be 40.04%.

ACOM expects to continue to be listed on the First Section of the Tokyo Stock Exchange even after becoming a consolidated subsidiary of MUFG, and to maintain its independence.

3. Strengthening cooperation on compliance and internal control systems

ACOM has been taking a progressive approach in strengthening its compliance control system, and the MUFG group has been cooperating with ACOM through efforts such as its participation in ACOM's Compliance Council.

To fully respond to the current social expectation in favor of protection of customers and other factors, the MUFG group and ACOM, along with the strengthening of the alliance as announced today, will strive more closely together to improve their internal control systems.

* * *

Contacts:

ACOM CO., LTD.	Public Relations Department	81-3-5533-0631
Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Public Relations Division	81-3-3240-2950

Reference: Other releases issued today in connection with this transaction

ACOM :
Notification of Issuance of New Shares by way of Third-Party Allotment
ACOM :
Notification of Opinion Concerning Tender Offer by Mitsubishi UFJ Financial Group, Inc. for Shares of ACOM
MUFG :
Announcement relating to Commencement of Tender Offer by Mitsubishi UFJ Financial Group, Inc. for Shares of ACOM CO., LTD.

This press release contains forward-looking statements such as "believes," "anticipates," "expects," "plans," "intends," "estimates," "may," "will," "could," "should," "would" and other similar words and phrases, statements regarding the intent, belief, strategy, plans or current expectations of MUFG, BTMU or ACOM. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. MUFG, BTMU and ACOM undertake no obligation to update the forward-looking statements contained herein, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

EXHIBI

ACOM CO., LTD., Mitsubishi UFJ Financial Group, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd. to Further Strengthen its Business and Capital Alliance

ACOM CO., LTD.

September 8, 2008

1. Direction of the ACOM Group Strategy

Forecast of Market Scale after 3 Years

Consumer Finance Market

- **Consumer Loan Industry** ↗
- **Banking Industry** ↗
- **Credit Card and Installment Sales Finance Business Industry** ↗

Aim to build a consumer loan business with overwhelming competitiveness

Agreed with MUFG to further strengthen business and capital alliance

Purpose

Strive to improve profitability as well as to strengthen the internal control systems by further strengthening the business and capital alliance and mutually utilizing each other's business know-how and market bases and aim to build a consumer loan business with solid compliance systems and overwhelming competitiveness, and to contribute further to the healthy development of the Japanese consumer finance market.

Business Alliance

Intend to continue discussions on the following points to strengthen the business alliance:

✓Reorganization of the loan guarantee business in the MUFG Group
✓Integration of DC Cash One into ACOM
✓Transfer the loan guarantee business for credit cards consigned by DC Cash One to Mitsubishi UFJ NICOS
✓Consolidation of call center service companies
✓Continue to actively cultivate new areas in which further alliance is feasible
✓Continue to jointly develop global operations of the consumer loan business especially in Asia.

Capital Alliance

Agreed on ACOM to become a consolidated subsidiary of MUFG

✓ Increase the voting rights ratio in ACOM from 15.77% to 40.04%
✓ Maintain its listed status on the Tokyo Stock Exchange even after becoming a consolidated subsidiary of MUFG
✓ Maintain its individuality as a listed company
✓ Further improve superiority of competition in consumer finance market

Plan to expand loan, guarantee, and loan servicing businesses as ACOM's core business and diversified financial business while strengthening business alliance with MUFG

2. An Outline of Business Reorganization with MUFG



ACOM Group (Domestic)
ACOM CO., LTD.
Loan Business
Guarantee Business for Unsecured Loan
Credit Card Business
Integration
DC Cash One Ltd. (DCC1)
Loan Business
Credit Card Business Guarantee Business (BTMU Card)
IR Loan Servicing, Inc.
Loan Servicing Business
AFRESH CREDIT CO., LTD.
Installment Sales Finance Business
AB PARTNER CO., LTD
Entrusted Back-office Services Business
JLA INCORPORATED
Real Estate Related Business
AC Ventures Co., Ltd.
Venture Companies Supporting Business
ACOM RENTAL CO., LTD
Comprehensive Rental Business
RELATES CO., LTD.
Call Center Business
Aim for further efficiency by reorganization of subsidiary companies
Mitsubishi UFJ Financial Group, Inc. (MUFG)
Mitsubishi UFJ NICOS Co., Ltd. (MUN)
Transfer
Guarantee Business for Credit Cared
Guarantee Business for Unsecured Loan (former Mitsubishi Bank, Tokai Bank)
Transfer
Transfer
The Mitsubishi UFJ Home Loan Credit Co., Ltd. (MULC)
Guarantee Business for Unsecured Loan (Former UFJ Bank)
MU Communications Co., Ltd. (MUCC)
Integration
Call Center Business

3. Strengthening of Capital Alliance


March 23, 2004
Basic Agreement
ACOM
MUFG
15.77%
Strengthening
Alliance
September 8, 2008
Basic Agreement
ACOM
MUFG
40.04%

- Build a strong business foundation for long-term and stable growth by becoming a consolidated subsidiary of MUFG from its equity-method affiliate
  - ✓ Focus on guarantee and overseas business as ACOM's growth strategy
  - ✓ Promote the brand image of "relief and confidence"
  - ✓ Business expansion targeting for the overall retail finance market by utilizing business resources
  - ✓ Further improve corporate value for stakeholders
- Realization of faster growth due to synergies with MUFG
  - ✓ Aim to increase the market share of loan business by complementing/merging ACOM's credit screening know-how, major and efficient infrastructure, and responding capability to behavior regulation with MUFG's brand power, customer-drawing power, and fund-raising capability
  - ✓ Dramatically scale up revenue of guarantee business stemming from overwhelming infrastructure of bank network with close relationship of MUFG and BTMU

4. An Image of Business Scales and Revenue after the Strengthened Alliance

Receivables Outstanding of Loan Business


Before the
Alliance
'08/3
'09/3
'10/3
'11/3
'12/3
'13/3
'14/3

Guaranteed Receivables


Before the
Alliance
After the
Alliance
'08/3
'09/3
'10/3
'11/3
'12/3
'13/3
'14/3

Operating Revenue


Decrease in operating revenue from unsecured loan business due to the effect of amendment to Money-lending Business Law
-Reduction of maximum interest rate
-Restriction on total loan -amounts
Synergy effect of ACOM Group reorganization
Guarantee business
Overseas business
Operating Revenue of ACOM
Existing businesses
Operating Revenue of ACOM
Increase in existing businesses
Operating Revenue of ACOM
Current
After 3 years
After 5 years

Note: The graphs described in this presentation material with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the fluctuations in number of cases of claims from and the amount paid to customers who claim us to reimburse the portion of interest in excess of the interest ceiling as specified in the Interest-Rate Restriction Law, the level of interest rates paid on the ACOM's debt and legal limits on interest rates charged by ACOM.

September 8, 2008

Notification of Issuance of New Shares by way of Third-Party Allotment

ACOM CO., LTD. ("ACOM") announces of capital increase through issuance of shares by way of third-party allotment, pursuant to a resolution adopted at the meeting of the Board of Directors held on September 8, 2008, as set forth below.

1. Purpose of Issuance of Shares by Third-Party Allotment

After jointly establishing Tokyo Mitsubishi Cash One Ltd. (currently DC Cash One Ltd.) in August 2001 and entering into a strategic business and capital alliance in March 2004, ACOM and the MUFG group, for which Mitsubishi UFJ Financial Group, Inc. ("MUFG") is the holding company, have strived to strengthen their relationship to enhance their corporate values.

Meanwhile, the business environment of the consumer finance industry has changed drastically due to the amendments to the Money Lending Business Law in December 2006 and successive reorganizations and failures of certain companies. As a result, money lenders are now required to become more self-disciplined. Moreover, market contraction and shifts in demand are expected as a result of restrictions on the maximum permissible interest rate as well as total loan balance.

ACOM has always aimed to react swiftly to the changes in the business environment. Specifically, ACOM has taken measures to strengthen its internal control system, and implemented ahead of the required deadline a lower maximum interest rate in June 2007. At the same time, ACOM has continuously made efforts to efficiently operate its group businesses, and has maintained stable business performance.

Under such circumstances, based on the relationship of trust established through the historical alliance, ACOM and the MUFG group have agreed that their social mission should be to achieve a core role in the sound development of the consumer finance market.

In order to achieve this mission, as stated in "ACOM CO., LTD., Mitsubishi UFJ Financial Group, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd. to Further Strengthen its Business and Capital Alliance" released today jointly by ACOM, MUFG and The Bank of Tokyo-Mitsubishi UFJ, Ltd. ("BTMU"), ACOM and the MUFG group have agreed that (i) they will plan to establish ACOM as MUFG's consolidated subsidiary (as defined in the Regulations for Terminology, Forms and Preparation of Financial Statements (Finance Ministerial Ordinance No. 56 of November 27, 1963, including revisions thereafter); hereinafter the same shall apply) and as a core company in the consumer loan business within the MUFG group. In addition, in order to increase the competitiveness of the consumer finance segment of the MUFG group, which includes consumer loan business, MUFG and

ACOM CO., LTD.
Meiji Yasuda Seimei Bldg., 1-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan

ACOM intend to continue discussions to strengthen the business alliance through reorganizing and streamlining the business functions of the MUFG group.

Based on the above-mentioned policies, MUFG and its subsidiaries expect to increase the voting rights ratio (referring to the voting rights relating to ACOM shares held by MUFG and its subsidiaries as calculated by MUFG and its subsidiaries; with respect to voting rights relating to ACOM shares held in trust by MUFG and its subsidiaries, the only voting rights included are those related to ACOM shares that are held as trust assets for which MUFG and its subsidiaries are designated as consignor as well as beneficiary are included; however, voting rights relating to ACOM shares that MUFG and its subsidiaries hold as financial instrument dealers are excluded; hereinafter the same shall apply) in ACOM from the current level of 15.77% to 40.04%. As stated in "Announcement relating to Commencement of Tender Offer by Mitsubishi UFJ Financial Group, Inc. for Shares of ACOM CO., LTD." released today by MUFG, MUFG has announced that it will conduct a tender offer (the "Tender Offer") in which a maximum number of share of ACOM to be purchased will be 38,140,000 shares (the voting rights ratio relating to ACOM shares after the tender offer by MUFG and its subsidiaries will be 40.04%). As stated in "Notification of Opinion Concerning Tender Offer by Mitsubishi UFJ Financial Group, Inc. for Shares of ACOM" dated today, ACOM has expressed an opinion in favor of the Tender Offer.

Also, for the purpose of procuring funds as stated in 2. below, ACOM has decided to issue up to 18,000,000 shares by way of third-party allotment (the "Third-Party Allotment") to MUFG. Considering the above-mentioned policies of strengthening the business and capital alliance, ACOM has agreed with MUFG that if the voting rights ratio relating to ACOM shares held by MUFG and its subsidiaries does not become 40.04% as a result of the Tender Offer, MUFG shall accept such Third-Party Allotment up to 18,000,000 shares to the extent that the aggregate voting rights ratio relating to ACOM shares held by MUFG and its subsidiaries will not exceed 40.04%. A dilution of shares may occur (11.45% at maximum (based on voting rights)) by the Third-Party Allotment. If, as a result of the Tender Offer, the amount procured by the Third-Party Allotment is less than the amount described in 2. below, ACOM will procure such balance by loans from the MUFG group, Its main bank, and others.

ACOM judges that the Third-Party Allotment, along with the Tender Offer, as stated above, will contribute to further strengthening and developing the business and capital alliance with the MUFG group and will enhance the corporate value of ACOM.

If the Tender Offer is completed as planned, after the Third-Party Allotment is conducted and the necessary steps are taken, ACOM is expected to be MUFG's consolidated subsidiary by April 2009.

2. Amount of Funds to be Procured and the Use of Proceeds

(1) Amount of Funds to be Procured (Estimated Net Proceeds)

57,300,000,000 yen (Maximum)

(Note) It is planned that the voting rights ratio of ACOM shares to be held by MUFG and its subsidiaries shall be equal to 40.04% after (i) MUFG, which is the Allottee of the Third-Party Allotment, completes the Tender Offer which, MUFG currently planned with the tender offer period from Tuesday, September 16, 2008 until Tuesday, October 21, 2008 with the tender offer price of 4,000 yen per share and (ii) the Third-Party Allotment is completed. Therefore, as a result of the Tender Offer, the amount of funds actually procured by the Third-Party Allotment may be less than 57,300,000,000yen.

(2) Details of the Use of Procured Funds

Approximately 40 billion yen, from the funds procured by way of the Third-Party Allotment, will be appropriated to the repayment of debt, and the remaining amount will be appropriated to the operating capital of ACOM, which includes accounts receivable-operating loans. Please see (4) below for details.

(3) Expected Timing of Disbursement of Procured Funds

Expected timing of disbursement of procured funds is a period over the fiscal year ending March 31, 2009 and the fiscal year ending March 31, 2010.

(4) Views Concerning Rationality of Use of Procured Funds

In addition to the turmoil of the financial market caused by the subprime mortgage crisis and the impact of the amended Money Lending Business Law, and due to the impact of the events of default that recently occurred with respect to recent straight bonds issued by domestic emerging real estate companies, ACOM's situation of procuring funds in the bond market, which stabilized once in May 2008, immediately deteriorated again.

Under these circumstances, the amount of debt that is scheduled to be repaid by ACOM in the coming one (1) year period, from September 2008 to August 2009, is approximately 134 billion yen. By appropriating approximately 40 billion yen, from the funds procured by the Third-Party Allotment to repayment of debt, ACOM will be able to repay debt for the coming one (1) year period only from currently available cash.

As the turmoil of the financial market is expected to continue for some time, ACOM's financial situation will become more stable by increasing the amount of currently available cash to be appropriated to the repayment of debt and accounts receivable-operating loans.

3. Results of Operation and Situation of Equity Finance of ACOM of the Last 3 Years

(1) Results of Operation in Most Recent 3 Year Period (Consolidated)

(Millions of Yen)

Fiscal Year	FY ended March 31, 2006	FY ended March 31, 2007	FY ended March 31, 2008
Total operating income	445,431	423,652	379,706
Operating profit (loss)	110,392	(85,102)	81,651
Income (loss) before extraordinary items	113,011	(81,944)	83,120
Net income (loss)	65,595	(437,972)	35,406
Net income (loss) per share (Yen)	416.69	(2,786.19)	225.24
Cash dividends per share (Yen)	140.00	100.00	100.00
Net asset per share (Yen)	5,901.69	2,863.16	2,950.01

(2) Status of Number of Outstanding Shares and Number of Potential Shares

(As of June 30, 2008)

Category	Number of Shares	Percentage Relative to Number of Outstanding Shares
Number of Outstanding Shares	159,628,280 shares	100%
Number of Potential Shares at Current Conversion Price (Exercise Price)	121,910 shares	0.076%
Number of Potential Shares at Minimum Conversion Price (Exercise Price)	-	-
Number of Potential Shares at Maximum Conversion Price (Exercise Price)	-	-

(3) Status of Recent Share Prices

(i) Status for the Last 3 Years

Fiscal Year	FY ended March 31, 2006	FY ended March 31, 2007	FY ended March 31, 2008
Starting Price	7,280 yen	6,900 yen	5,020 yen
High	8,700 yen	7,500 yen	5,490 yen
Low	6,500 yen	3,670 yen	2,080 yen
Closing Price	6,910 yen	5,010 yen	2,645 yen

(ii) Status for the Last 6 Months

	March	April	May	June	July	August
Starting Price	2,830 yen	2,685 yen	3,230 yen	3,280 yen	3,250 yen	3,130 yen
High	3,040 yen	3,300 yen	3,410 yen	3,660 yen	3,390 yen	3,430 yen
Low	2,605 yen	2,570 yen	3,010 yen	3,220 yen	2,690 yen	2,770 yen
Closing Price	2,645 yen	3,220 yen	3,320 yen	3,290 yen	3,180 yen	3,060 yen

(iii) Share Prices as of a Day Immediately Preceding Date of Board Resolution of the Issue

	As of September 5, 2008
Starting Price	3,020 yen
High	3,030 yen
Low	2,980 yen
Closing Price	3,020 yen

(4) Situation of the Present Equity Finance

Third-Party Allotment

Payment Period	From October 23, 2008 to December 12, 2008
Amount of Funds to be Procured	57,300,000,000 yen (Maximum) (Issue Price: 3,200 yen) (Estimated net proceeds)
Number of Outstanding Shares prior to the Third-Party Allotment	159,628,280 shares
Number of Shares to be Issued by the Third-Party Allotment	18,000,000 shares (Maximum)
Number of Outstanding Shares after the Third-Party Allotment	177,628,280 shares (Maximum)
Allottee	Mitsubishi UFJ Financial Group, Inc.

(Note) The Allottee has agreed with ACOM that the Allottee shall make payment in respect of such shares to be subscribed on or after the business day immediately following the last day of the tender offer period of the Tender Offer (or, if the tender offer period is extended, the last day of the tender offer period so extended) but on or prior to the 6th business day after the last day of the tender offer period of the Tender Offer.

(5) Status of Equity Finance for the Last 3 Years

Not applicable.

4. Major Shareholders and Shareholders' Ratio

Before the Third-Party Allotment (as of March 31, 2008)		After the Third-Party Allotment	
Maruito Shokusan Co., Ltd.	17.13%	Mitsubishi UFJ Financial Group, Inc.	21.81%
Mitsubishi UFJ Financial Group, Inc.	12.99%	Maruito Shokusan Co., Ltd.	15.40%
Hero & Co. (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	8.56%	Hero & Co. (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	7.69%
Maruito Co., Ltd.	7.86%	Maruito Co., Ltd.	7.07%
Kinoshita Memorial Foundation	5.78%	Kinoshita Memorial Foundation	5.19%
The Master Trust Bank of Japan, Ltd. (Trust accounts)	2.49%	The Master Trust Bank of Japan, Ltd. (Trust accounts)	2.24%
Maruito Shoten Co., Ltd.	2.43%	Maruito Shoten Co., Ltd.	2.18%
Kyosuke Kinoshita	2.03%	Kyosuke Kinoshita	1.82%
Shigeyoshi Kinoshita	2.02%	Shigeyoshi Kinoshita	1.81%
Mitsubishi UFJ Trust and Banking Corporation (Standing proxy: The Master Trust Bank of Japan, Ltd.)	1.98%	Mitsubishi UFJ Trust and Banking Corporation (Standing proxy: The Master Trust Bank of Japan, Ltd.)	1.78%

(Note) The shareholders' ratio after the Third-Party Allotment is calculated based on the assumption that MUFG fully subscribed for the shares offered by the Third-Party Allotment, the number of which is 18,000,000 in aggregate. As stated in 1. above, only if the voting rights ratio relating to ACOM shares held by MUFG and its subsidiaries does not become 40.04% as a result of the Tender Offer, MUFG has agreed to subscribe for the shares issued by the Third-Party Allotment to the extent that the voting rights ratio relating to ACOM shares held by the MUFG group does not exceed 40.04%. Depending on the results of the Tender Offer, the number of newly issued shares by the Third-Party Allotment will decrease.

5. Forecast of Impact on Business Performance of ACOM

The impact of the Third-Party Allotment on the business performance of ACOM for the fiscal year ending March 31, 2009 will be minor. Since the number of subscribed shares issued by the Third-Party Allotment will be determined after the completion of the Tender Offer by MUFG, ACOM will announce the amount of funds actually procured after such amount is determined.

6. Rationale for Issuance Terms

(1) Basis of Issue Price Calculation

The issue price is equivalent to the amount which is the simple average (JPY 3,200 (any fractional amount less than 100 yen shall be rounded up)) of the closing price of ACOM common stock announced by the Tokyo Stock Exchange, Inc. during the most recent three months (between June 6, 2008 and September 5, 2008) until the most recent trading day pertaining to the resolution of the board of directors of ACOM concerning the Third-Party Allotment.

Considering the possibility that the price of ACOM common stock may be affected by temporary market fluctuations, ACOM thinks that it is rational to refer to the average value of the closing price of ACOM common stock on the Tokyo Stock Exchange, Inc. during three months prior to the most recent trading day preceding the date of the resolution of the board of directors, instead of the closing price of 3,020 yen on the trading day preceding the date of the resolution of the board of directors.

The issue price is the same amount as the above-mentioned amount referred to as the fair market value of ACOM common stock, and we have determined that such issue price is rational based on the status of the current market, and the purpose and scale of the Third-Party Allotment.

(2) Basis for Deeming that the Total Number of Shares to be Issued and Scale of Share Dilution are Rational

Subscription of shares is planned to be made so that the voting rights ratio of ACOM shares held by MUFG and its subsidiaries will be 40.04% after the Tender Offer that is planned to be conducted by MUFG, which is the Allottee, and the Third-Party Allotment. Therefore, as a result of the Tender Offer, the number of shares actually issued by the Third-Party Allotment will be 18,000,000 shares at maximum, and if the voting rights ratio of ACOM shares held by MUFG and its subsidiaries in ACOM is 40.04% due to the Tender Offer, no shares will be issued.

Although a dilution of shares may occur (11.45% at maximum (based on voting rights)) by the Third-Party Allotment, ACOM thinks the Third-Party Allotment is rational vis-a-vis the existing shareholders, because ACOM judges that the Third-Party Allotment, along with the Tender Offer, as stated in 1. above, will contribute to further strengthening and developing the business and capital alliance with the MUFG group and will enhance the corporate value of ACOM.

7. Reason for Selecting Allottee

(1) Outline of Allottee

(i)	Company Name	Mitsubishi UFJ Financial Group, Inc. (the "Allottee")
(ii)	Business	Business management on subsidiaries and affiliates, along with all ancillary businesses.
(iii)	Date of Incorporation	April 2, 2001
(iv)	Location of Principal Office	7-1, Marunouchi, 2-chome, Chiyoda-ku, Tokyo
(v)	Name and Title of Representative	Mr. Nobuo Kuroyanagi, President and CEO
(vi)	Amount of Capital	1,383,052 million yen
(vii)	Number of Outstanding Shares	Common stock 10,861,643,790 shares Class stock 151,401,000 shares
(viii)	Net Assets	9,599,708 million yen (Consolidated)
(ix)	Total Assets	192,993,179 million yen (Consolidated)
(x)	Fiscal Year Ended	March 31
(xi)	Number of Employees	78,302(Consolidated)
(xii)	Major Business Connections	Not applicable

(xiii)	Major Shareholders and Shareholding Ratio	Shares of common stock (as of March 31, 2008) Japan Trustee Services Bank, Ltd. (Trust account) 4.86% The Master Trust Bank of Japan, Ltd. (Trust account) 4.22% Hero & Co. (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.) 3.18% Nippon Life Insurance Company 2.57% State Street Bank and Trust Company (Standing proxy: Kabutocho Securities Clearance Office of Mizuho Corporate Bank, Ltd.) 1.99% The Master Trust Bank of Japan, Ltd. (Meiji Yasuda Life Insurance Company: Pension trust account) 1.61% State Street Bank and Trust Company 505103 (Standing proxy: Kabutocho Securities Clearance Office of Mizuho Corporate Bank, Ltd.) 1.40% Toyota Motor Corporation 1.37% Meiji Yasuda Life Insurance Company 1.27% The Master Trust Bank of Japan ,Ltd. (Mitsubishi Heavy Industries, Ltd.: Pension trust account) 1.09%
(xiv)	Major Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation

(xv)	Relationship between Listed Company and Allottee	Relationship in Capital	The Allottee is a major shareholder of ACOM.
		Relationship in Business	ACOM borrows long term loans from, as well as enters into deposit transactions with, Mitsubishi UFJ Trust and Banking Corporation, a subsidiary of the Allottee. ACOM also enters into repurchase agreement transactions with Mitsubishi UFJ Securities Co., Ltd., a subsidiary of the Allottee.
		Relationship in Personnel	One of the outside directors of ACOM is also the Representative Director and Deputy President of the Allottee. One staff member is temporary transferred to ACOM from the Allotee as of September 8, 2008.
		Relationship between Listed Company and Allottee	ACOM is an equity method affiliate of the Allottee.
(xvi)	Business Performance Over Last 3 Years		(Millions of Yen)

Fiscal Year	FY ended March 31, 2006	FY ended March 31, 2007	FY ended March 31, 2008
Total operating income	1,036,746	510,809	521,426
Operating profit	1,027,028	501,728	508,288
Income before extraordinary items	1,002,334	478,035	491,792
Net income	1,013,448	473,893	416,883
Net income per share (yen)	123,144.24	46,415.96	39.79
Cash dividends per share of common stock (yen)	7,000	11,000	14.00
Net assets per share (yen)	527,176.88	579,243.59	619.11

(Note) MUFG split each one (1) share into one thousand (1,000) shares as of September 30, 2007.

(2) Reason for Selecting Allottee

As stated 1. above, ACOM, MUFG and The Bank of Tokyo-Mitsubishi UFJ, Ltd. place ACOM as a core company in the consumer loan business of MUFG and its subsidiaries, and upon doing so, in order to increase the competitiveness of the consumer finance segment of the MUFG group, which includes consumer loan business, ACOM agreed to become MUFG's consolidated subsidiary.

Based on the above-mentioned policy, ACOM decided to increase the voting rights ratio of ACOM shares held by MUFG and its subsidiaries from the current 15.77% to 40.04%, and based on the judgment that the Third-Party Allotment, along with the Tender Offer, as stated in 1. above, will contribute to the further strengthening and development of the business and capital alliance with the MUFG group and will also enhance the corporate value of ACOM. ACOM has decided to allot ACOM common stock to MUFG.

(3) Holding Policy of the Allottee

ACOM and MUFG have agreed to adopt the policy that ACOM will become the Allottee's consolidated subsidiary by April 2009. Under the basic agreement regarding the business and capital alliance with ACOM, MUFG and The Bank of Tokyo-Mitsubishi UFJ, Ltd. have agreed to maintain their holdings of ACOM shares for the long term.

ACOM is planning to request the Allottee to promise that if the Allottee transfers all or part of the allotted shares to a third party within two (2) years after the date of issuance of shares by way of the Third-Party Allotment, the Allottee will report the details of such transfer to ACOM in writing.

(Attachment) Summary of Issue

(1) Number of New Shares

18,000,000 shares of common stock (maximum)

(2) Issue Price

3,200 yen per share

(3) Total Amount of Issue Price

57,600,000,000 yen (maximum)

(4) Amount to be Capitalized

28,800,000,000 yen (1,600 yen per share)

(5) Method of Allocation

All the shares are allotted to MUFG by Third-Party Allotment. MUFG shall subscribe for the shares issued by the Third-Party Allotment only to the extent that, together with the Tender Offer, the voting right ratio relating to ACOM shares held by MUFG and its subsidiaries becomes 40.04%, and for the remaining shares, the issuance of those shares will be terminated and such shares will not be allotted to any third party.

(6) Effective Date of Filing

September 24, 2008 (Wednesday)

(7) Subscription Period

From October 21, 2008 (Tuesday) to October 22, 2008 (Wednesday)

(8) Payment Period

From October 23, 2008 (Thursday) to December 12, 2008 (Friday) (Note 1)

(9) Each of the preceding items shall be effective as the filing pursuant to the Financial Instruments and Exchange Law becomes effective.

ACOM CO., LTD.
Meiji Yasuda Seimei Bldg., 1-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan

(Note 1) The Allottee has agreed with ACOM that the Allottee shall make payment in respect of such shares to be subscribed on or after the business day immediately following the last day of the tender offer period of the Tender Offer (or, if the tender offer period is extended, the last day of the tender offer period so extended) but on or prior to the 6th business day after the last day of the tender offer period of the Tender Offer.

(Note 2) The tender offer period of the Tender Offer is a period from September 16, 2008 (Tuesday) to October 21, 2008 (Tuesday) (24 business days).

ACOM CO., LTD.
Meiji Yasuda Seimei Bldg., 1-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan

September 8, 2008

Notification of Opinion
Concerning Tender Offer by Mitsubishi UFJ Financial Group, Inc. for Shares of ACOM

ACOM CO., LTD. ("ACOM") hereby announces that ACOM resolved, at the meeting of the Board of Directors held on September 8, 2008, to express an opinion concerning the tender offer by Mitsubishi UFJ Financial Group, Inc. for the shares of ACOM as follows:

1. Outline of the Tender Offeror

(1)	Company name	Mitsubishi UFJ Financial Group, Inc. (the "Offeror")
(2)	Business	Business management onsubsidiaries and affiliates, along with all relevant ancillary businesses.
(3)	Date of incorporation	April 2, 2001
(4)	Location of principal office	7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo
(5)	Name and title of Representative	Mr. Nobuo Kuroyanagi, President & CEO
(6)	Amount of capital	1,383,052 million yen

(7)	Major shareholders and shareholding ratio	Shares of common stock (as of March 31, 2008) Japan Trustee Services Bank, Ltd. (Trust account) 4.86% The Master Trust Bank of Japan, Ltd. (Trust account) 4.22% Hero & Co. (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.) 3.18% Nippon Life Insurance Company 2.57% State Street Bank and Trust Company (Standing proxy: Kabutocho Securities Clearance Office of Mizuho Corporate Bank, Ltd.) 1.99% The Master Trust Bank of Japan, Ltd. (Meiji Yasuda Life Insurance Company / Pension trust account) 1.61% State Street Bank and Trust Company 505103 (Standing proxy: Kabutocho Securities Clearance Office of Mizuho Corporate Bank, Ltd.) 1.40% Toyota Motor Corporation 1.37% Meiji Yasuda Life Insurance Company 1.27% The Master Trust Bank of Japan, Ltd. (Mitsubishi Heavy Industries, Ltd. / Pension trust account) 1.09%	
(8)	Relationship between the Offeror and the target company	Relationship in capital	The Offeror is a major shareholder of ACOM.
		Relationship in personnel	One of the outside directors of ACOM is also the Representative Director and Deputy President of the Offeror. One staff member is temporary transferred to ACOM from the Offeror as of September 8, 2008.
		Relationship in business	ACOM borrows long term loans from, as well as enters into deposit transactions with, Mitsubishi UFJ Trust and Banking Corporation, a subsidiary of the Offeror. ACOM also enters into repurchase agreement transactions with Mitsubishi UFJ Securities Co., Ltd., a subsidiary of the Offeror.
		Relationship of the target company and the Offeror	ACOM is an equity method affiliate of the Offeror.

2. Details, grounds and reasons of opinion concerning the Tender Offer

(1) Details of opinion concerning the Tender Offer

ACOM resolved, at the meeting of the Board of Directors held on September 8, 2008, to express an opinion in favor of the tender offer (the "Tender Offer") by Mitsubishi UFJ Financial Group, Inc. as the Offeror for the shares of common stock issued by ACOM for the reasons described in (2) below.

(2) Details of grounds and reasons of opinion concerning the Tender Offer

The Offeror is a holding company of a top-ranking financial conglomerate which includes not only commercial banks, trust banks and securities companies but also credit card companies, consumer finance companies, asset management companies, leasing companies, U.S. banks and others (the "MUFG group"). The MUFG group pursues "customer-oriented service" and "quality enhancement" in all financial fields it operates in and focuses on offering more value-added services. Particularly, since the retail businesses are positioned as a field with the potential of continuing high growth, The MUFG group promotes the improvement of profitability and the offering of various services by strengthening cooperation inside and outside the group. The Offeror is ACOM's second major shareholder, holding 12.99% of the total number of outstanding shares of common stock of ACOM as of September 8, 2008. By aggregating the shares of common stock of ACOM held by the Offeror's subsidiaries, Mitsubishi UFJ Trust and Banking Corporation and Mitsubishi UFJ Securities Co., Ltd., the Offeror and its subsidiaries hold 15.53% of the total number of outstanding shares of common stock of ACOM for their own accounts, and ACOM is an equity method affiliate of the Offeror (This number was calculated by taking into account the shares of ACOM held in trust by Mitsubishi UFJ Trust and Banking Corporation to the extent that those shares are held as trust assets for which the Offeror and its subsidiaries are designated as consignor as well as beneficiary, but not taking into account the shares of ACOM that are held by Mitsubishi UFJ Securities Co., Ltd. as a financial instrument dealer.).

After jointly establishing Tokyo Mitsubishi Cash One Ltd. (currently DC Cash One Ltd.) in August 2001 and entering into a strategic business and capital alliance in March 2004, the MUFG group and ACOM have strived to strengthen their relationship to enhance their corporate values.

Meanwhile, the consumer finance industry has changed drastically due to the amendments to the Money Lending Business Law in December 2006 and successive reorganizations and failures of certain companies. As a result, money lenders are now required to become more self-disciplined. Moreover, market contraction and shifts in demand are expected as a result of restrictions on I the maximum permissible interest rate as well as total loan balance.

ACOM has always aimed to react swiftly to the changes in the business environment. Specifically,

ACOM has taken measures to strengthen its internal control system, and implemented ahead of the required deadline a lower maximum interest rate in June 2007. At the same time, ACOM has continuously made efforts to efficiently operate its group businesses, and has maintained stable business performance.

Under such circumstances, based on the relationship of trust established through the alliance, ACOM and the MUFG group have agreed that their social mission should be to achieve a core role in the sound development of the consumer finance market. In order to achieve this mission, ACOM and the MUFG group have recently agreed that ACOM will become the Offeror's consolidated subsidiary (as defined in the Regulations for Terminology, Forms and Preparation of Financial Statements (Finance Ministerial Ordinance No. 56 of November 27, 1963, including revisions thereafter); hereinafter the same shall apply) with the aim of further developing the consumer finance segment, including consumer loan business, of the MUFG group, by positioning ACOM as a core company in the consumer loan business within the MUFG group, as stated today in "ACOM CO., LTD., Mitsubishi UFJ Financial Group, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd. to Further Strengthen its Business and Capital Alliance." released jointly by ACOM, the Offeror and The Bank of Tokyo-Mitsubishi UFJ, Ltd.

The tender offer price for the Tender Offer (JPY 4,000) is equivalent to the amount which is the simple average (JPY 3,084) of the closing price of ACOM on the first section of Tokyo Stock Exchange, Inc. for the past one month to September 4, 2008, plus 29.70%% of premium, the simple average (JPY 3,143) of the closing price of ACOM on the first section of Tokyo Stock Exchange, Inc. for the past three months to September 4, 2008 plus 27.26% of premium and the simple average (JPY 3,061) of the closing price of ACOM on the first section of Tokyo Stock Exchange, Inc. for the past six months to September 4, 2008 plus 30.67% of premium. Please refer to "Announcement relating to Commencement of Tender Offer by Mitsubishi UFJ Financial Group, Inc. for Shares of ACOM CO., LTD." released today by the Offeror as to the detail of the Tender Offer.

ACOM believes that realizing the further strengthening and development of the business and capital alliance with the MUFG group in accordance with the above decision and confirmation as well as the strengthening of its competitive superiority as a core company in the consumer loan business within the MUFG group will contribute to an increase of ACOM's profits and enhancement of its corporate value. Therefore, ACOM has resolved to express an opinion in favor of the Tender Offer.

Further, the above resolution is based on the assumption that Mitsubishi UFJ Trust and Banking Corporation and The Master Trust Bank of Japan, Ltd., among the subsidiaries and affiliates of the Offeror that fall under the category of special affiliates by equity method, trust business operators, will

file applications to the relevant authorities under applicable laws to request for an exemption from the general prohibition against purchases of share certificates made by special affiliates of a tender offeror while the offer is open otherwise than through the tender offer (purchase outside of a tender offer), with respect to purchases of shares issued by ACOM outside of the Tender Offer during the Tender Offer Period which they may conduct as part of their trust business (the "Purchases Outside of the Tender Offer"). ACOM is reported by the Offeror that the above special affiliates as well as the Offeror are confirming the legality of the above request as of today, and that the special affiliates and the Offeror believe as of today that such request will be deemed appropriate, and that the Offeror may elect not to conduct the Tender Offer if the requested exemption is not granted to the Purchases Outside of the Tender Offer in accordance with the applicable laws and regulations.

Also, ACOM has resolved at the meeting of its Board of Directors that (i) ACOM will issue up to 18,000,000 shares of the common stock of ACOM by way of third-party allotment to the Offeror (the "Third-Party Allotment"), for which (a) payment period is from October 23, 2008 to December 12, 2008 and (b) amount to be paid per share is 3,200 yen, and that (ii) the issuance of shares that are not subscribed for by the Offeror will be terminated and such shares will not be allotted to any third party other than the Offeror. On the other hand, the Offeror has resolved at the meeting of its Board of Directors held today that it will subscribe for the shares issued in the Third-Party Allotment, to the extent that the aggregate voting rights ratio of the Offeror and its subsidiaries in ACOM (which refers to the voting rights relating to the shares of ACOM held by the Offeror and its subsidiaries as calculated by the Offeror and its subsidiaries; with respect to voting rights relating to the shares of ACOM held in trust by the Offeror and its subsidiaries, the only voting rights included are those related to the shares of ACOM that are held as trust assets for which the Offeror and its subsidiaries are designated as consignor as well as beneficiary are included; however, voting rights relating to the shares of ACOM that the Offeror and its subsidiaries hold as financial instrument dealers are excluded; hereinafter the same shall apply), together with the shares of ACOM acquired by way of the Tender Offer, will not exceed 40.04%. For the details of the "Third-Party Allotment," please see "Notification of Issuance of New Shares by way of Third-Party Allotment" released by ACOM today.
ACOM lists its common stock on the first section of Tokyo Stock Exchange, Inc. The number of shares to be purchased by the Tender Offer or the number of shares to be accepted in the Third-Party Allotment is limited to the extent that the aggregate voting rights ratio in ACOM held by the Offeror and its subsidiaries after the Tender Offer or the Third-Party Allotment will not exceed 40.04%. Therefore, ACOM will continue to list its common stock thereon after becoming the Offeror's consolidated subsidiary following the Tender Offer and the Third-Party Allotment. ACOM intends to continue its businesses with its initiative as a listed company after the Tender Offer and enhance its corporate

value to meet the shareholders' expectations.

Mr. Kyosuke Kinoshita, Chairman of ACOM and Mr. Shigeyoshi Kinoshita, President & CEO of ACOM do not intend to offer their shares of ACOM for the Tender Offer.

(3) Measures to avoid conflict of interest and measures to secure fairness of assessment of purchase price

Mr. Kyota Omori, Director of ACOM, is also the Representative Director and Deputy President of the Offeror and has a special relationship, and Mr. Yuji Ohashi, Mr. Masahiko Shinshita and Mr. Tatsuo Taki, Directors of ACOM, were formerly Directors or officers of the Offeror or its subsidiaries and there is a conflict of interests for such Directors. Therefore, all of such Directors did not participate in the discussion and resolution at the meeting of the ACOM's Board of Directors regarding the expression of an opinion concerning the Tender Offer and the approval of the Third-Party Allotment of New Shares.

3. Details of profit sharing by the Offeror or its related parties

Not applicable.

4. Handling of basic policy on control of company

Not applicable.

5. Inquiries to the Offeror

Not applicable.

6. Request for extension of Tender Offer period

Not applicable.

ACOM CO., LTD.
Meiji Yasuda Seimei Bldg., 1-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan

(Brief Description)

Amendment to Annual Securities Report

An amendment to Annual Securities Report dated June 27, 2007 (the "ASR") was filed with the Director-General of the Kanto Local Finance Bureau on September 11, 2008. This Amendment (the "Amendment") is intended to correct the status of corporate governance stated in the ASR.

An amendment to annual securities report is required to be filed with the authority under the Securities and Exchange Law when any change, correction, amendment, or addition to the relevant annual securities report has been made.

The information contained in the Amendment which is material to an investment decision is as follows: to ensure that statutory auditors can adequately carry out the duties they are entrusted with, as per Article 426, Paragraph 1 of the Company Law, a provision has been included in the Articles of Incorporation to allow the exemption of statutory auditors (including former statutory auditors), by decision of the Board of Directors and within the limits allowed by the law, from liability resulting from derelict of duty.

(Brief Description)

Amendment to Annual Securities Report

An amendment to Annual Securities Report dated June 20, 2008 (the "ASR") was filed with the Director-General of the Kanto Local Finance Bureau on September 11, 2008. This Amendment (the "Amendment") is intended to correct the status of corporate governance stated in the ASR.

An amendment to annual securities report is required to be filed with the authority under the Securities and Exchange Law when any change, correction, amendment, or addition to the relevant annual securities report has been made.

The information contained in the Amendment which is material to an investment decision is as follows: as follows: to ensure that statutory auditors can adequately carry out the duties they are entrusted with, as per Article 426, Paragraph 1 of the Company Law, a provision has been included in the Articles of Incorporation to allow the exemption of statutory auditors (including former statutory auditors), by decision of the Board of Directors and within the limits allowed by the law, from liability resulting from derelict of duty.

(Brief Description)

Amendment to the Shelf Registration Statement

An amendment (the "Amendment") to a shelf registration statement is required to be filed under the Financial Instruments and Exchange Law when a list of documents to be incorporated by reference into a shelf registration statement is amended.

The Amendment to the shelf registration statement dated July 2, 2007 (the "2007 Shelf Registration Statement") was filed with the Director-General of the Kanto Local Finance Bureau on September 11, 2008. The Amendment is intended to include the Amendments to Annual Securities Report filed on September 11, 2008, in the list of documents incorporated by reference into the 2007 Shelf Registration Statement and to correct the 2007 Shelf Registration Statement.

(Brief description)

September 16, 2008

Opinion Statement Report

Pursuant to Article 27-10 of the Financial Instruments and Exchange Law of Japan, the Opinion Statement Report (the "Report") was filed with the Director-General of the Kanto Local Finance Bureau on September 16, 2008, representing opinions, grounds and reasons with respect to the take-over bid to be conducted by Mitsubishi UFJ Financial Group, Inc.

The Report also specifies the number of shares, etc. held by directors and statutory auditors, and states the number of voting rights representing such shares.

END